Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2013

Date: March 27, 2014

2

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2013.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to, statements with respect to the Company’s business strategy, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results, anticipated production rates and mine life, the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects, the timing of completion of exploration programs and preparation of technical reports, operating efficiencies, capital budgets, costs and expenditures , and conversion of mineral resources to proven and probable mineral reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, the recovery of value added tax receivables, and assumptions of management. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See “Risk Factors”. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The definitions of Proven and Probable Reserves used in National Instrument 43-101 (“NI 43-101”) differ from the definitions in the Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency. This AIF contains references to both U.S. dollars and Canadian dollars. All dollar amounts (i.e. “$”), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On March 26, 2014, the exchange rate of Canadian dollars into US dollars, being the noon exchange rate published by the Bank of Canada was $1.00 equals C$1.1143.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic is the continuing corporation of “Brandy Resources Inc.” which was incorporated pursuant to the Company Act (British Columbia) (the predecessor legislation of the Business Corporations Act (British Columbia) on September 26, 1979.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). Concurrently with this continuation, the Company consolidated its share capital on a 10 for one old basis

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the Business Corporations Act (British Columbia).

Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company’s head office is located at Suite 1805 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing silver from its mines and mineral properties located in Mexico.

In the past 10 years the Company has been aggregating a portfolio of silver mines, properties and projects which consists of five producing mines which it owns and operates in México, two advanced-stage development silver projects as well as four exploration projects. The mines and properties are as follows:

Producing Silver Mines	Location	Acquired
La Parrilla Silver Mine	Durango State México	January 2004
San Martin Silver Mine	Jalisco State, México	May 2006 to September 2006
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
La Guitarra Silver Mine	Mexico State, México	July 2012

Exploration Projects	Location	Acquired
Jalisco Project	Jalisco State, México	May 2006
La Luz Silver Project	San Luis Potosi State, México	November 2009
Plomosas Silver Project	Sinaloa State, México	July 2012
Peñasco Quemado Project	Sonora State, México	July 2012
Los Lobos Project	Nayarit State, México	July 2012
La Frazada Project	Sonora State, México	July 2012

Since inception in 2003 until March 27, 2014, the Company has completed seven financings consisting of four private placements and three public offerings. The Company has also completed three public market acquisitions, has issued and outstanding a total of 117,368,624 common shares, and has raised and/or issued total capital of $429.4 million.

Past Three Years

On April 15, 2011, the Company entered into an agreement with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to a 90% interest in the Company’s Jalisco Project located in Jalisco State, México.  The Optionee issued 10,000,000 common shares to the Company and is committed to spending $3,000,000 over the first three years to earn a 50% interest and $5,000,000 over five years to earn a 70% interest.  In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years.  If the Optionee obtains a 90% interest, First Majestic will retain a 10% free-carried interest and a 2.375% NSR.

In the third quarter of 2011, the Company acquired property neighbouring the Company’s Del Toro Silver Mine called Dolores for $1,500,000. The property includes 12 hectares of land and a small producing mine.

On September 2, 2011, the 1,000 tonnes per day (“tpd”) flotation circuit at the La Parrilla Silver Mine commenced operations and was commissioned as commercially producing on October 1, 2011. Construction of the 1,000 tpd cyanidation circuit was completed and began commissioning in January 2012 and achieved commercial production effective March 1, 2012.

On July 3, 2012, the Company completed a plan of arrangement (the “Silvermex Arrangement”), under which, First Majestic acquired all of the issued and outstanding shares of Silvermex Resources Inc. (“Silvermex”), a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) whose primary asset was the La Guitarra Silver Mine located in Mexico State, México. Shareholders of Silvermex received 0.0355 First Majestic shares and C$0.0001 in cash for each share of Silvermex, with First Majestic issuing a total of 9,451,654 First Majestic shares and paying C$26,623 in cash. The transaction was implemented by way of a plan of arrangement under the Business Corporations Act (British Columbia).

On December 16, 2012, the Company announced that it had entered into a definitive agreement (the “Orko Arrangement Agreement”) with Orko Silver Corp. (“Orko”) pursuant to which First Majestic agreed to acquire all of the issued and outstanding common shares of Orko for consideration of 0.1202 of a common share of First Majestic plus C$0.0001 in cash per Orko common share. The transaction was to be implemented by way of a plan of arrangement under the Business Corporations Act (British Columbia). On February 14, 2013, the Company was notified by Orko of a competing offer by Coeur d’Alene Mines Corporation (“Coeur”) to acquire all of the issued and outstanding shares of Orko. On February 13, 2013, Orko’s board of directors announced their determination that Coeur’s offer was a superior proposal under the terms of the Orko Arrangement Agreement. Under the Orko Arrangement Agreement, First Majestic had the right to match Coeur’s offer, however the Company determined not to match the offer made by Coeur. On February 20, 2013, Orko terminated the Orko Arrangement Agreement and paid a C$11.6 million termination fee to First Majestic.

On January 23, 2013, Phase 1 of the Del Toro Silver Mine, located in the State of Zacatecas, Mexico achieved initial silver production. Commercialization, being the stage at which a development capital project achieves a normal level of production, for the 1,000 tpd flotation circuit was achieved on April 1, 2013. Phase 2 expansion included the addition of a 1,000 tpd cyanidation circuit at Del Toro allowing for the production of silver doré bars. Commissioning of the cyanidation circuit commenced on October 20, 2013 and initial production of silver doré bars began on November 20, 2013. Effective January 1, 2014, the cyanidation circuit was deemed commercial having reached commercial operating levels. To conserve capital in a reduced silver price environment, management changed its capital investment and production plan for the Del Toro mine. With some minor plant and process modifications, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd in early 2014 and further ramping up to 2,200 tpd by the end of 2014; however, the Company plans to reduce the flotation circuit production level from 1,000 tpd to approximately 550 tpd during 2014.

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March 2014. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 5,865,931 common shares of the Company which represents 5% of the 117,318,612 issued and outstanding shares of the Company as of March 4, 2014. As of December 31, 2013, the Company had repurchased and cancelled 215,000 shares under the Share Repurchase for a total consideration of $2.4 million.

The expansion that commenced at the La Guitarra Silver Mine in November 2012 was completed in May 2013. The processing plant's capacity increased by 40% to 500 tpd from 350 tpd and commercial production reached 500 tpd in May 2013. The construction of the new circuit was completed on budget and has been operating since April 24, 2013, without disrupting operations in the old 350 tpd circuit. This new circuit, resulting from the installation of a new ball mill and new flotation cells, is anticipated to produce approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold.

The next proposed planned plant improvements include an enclosed reactor for leaching of the silver-gold concentrates. This proposed new leaching circuit would allow for the concentrates to be transformed into precipitates and then into silver doré bars on site at the La Guitarra Silver Mine, and is expected to significantly reduce smelting/refining charges as well as transportation costs. Planning is underway for this additional mill upgrade to 1,000 tpd and the permitting is expected to conclude in late 2014. The installation of this reactor is planned to be completed in 2015 which management anticipates will further improve the economics of the La Guitarra mine.

The San Martin mill expansion from 900 tpd to 1,200 tpd was completed during the fourth quarter of 2013. The expansion of the processing plant was completed in late December with the final installation of a new and larger 9.5’ x 12’ ball mill to replace the older 8.5’ x 12’ ball mill. The larger ball mill is expected to be more reliable thus making the plant more capable of reaching planned capacity of 1,300 tpd during the first quarter of 2014.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. The common shares of the Company trade on the TSX under the symbol “FR” and on the New York Stock Exchange under the symbol “AG”. The Company’s common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company owns and operates five producing mines in México: the La Encantada Silver Mine in Coahuila State, the La Parrilla Silver Mine in Durango State, the San Martin Silver Mine in Jalisco State, the La Guitarra Silver Mine in México State and the Del Toro Silver Mine in Zacatecas State. The Company also owns two advanced-stage development silver projects: the La Luz Silver Project in San Luis Potosi State, and the Plomosas Silver Project in Sinaloa State; as well as four exploration projects: the Peñasco Quemado Silver Project in Sonora State, the La Frazada Silver Project in Nayarit State and the Los Lobos Silver Project in Sonora State. The Company also has an interest in certain exploration properties in Jalisco State, México. As such, all of the Company’s business is dependent on foreign operations in Mexico.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than seasonal weather. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2013, the Company had 18 employees based in its Vancouver corporate office, 162 employees in its Durango offices, four employees in Switzerland, two employees in The Netherlands and approximately 3,951 employees, contractors and other personnel in the various mining locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Principal Markets for Silver

Silver is a precious metal that is desirable as jewellery and for investment purposes; it is also an important industrial commodity. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, which makes it valuable in numerous industrial applications including: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles.

Silver as a global commodity is predominantly traded on the London Bullion Market (LBM) and Comex in New York. The LBM is the global hub of over-the-counter trading in silver and is the metal’s main physical market. Here, a bidding process results in a daily reference price fixed by three global banks known as the fix. Comex, in contrast, is a futures and options exchange. It is here that most fund activity is focused. Silver is quoted in US dollars per troy ounce.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals. The Company is a primary silver producer with 83% of its revenue in 2013 and 91% of its revenue in 2012 coming from the sale of silver. The major producers of gold, for example Barrick or Goldcorp, also produce a large amount of silver. The market for primary silver producers is a relatively small market with a significant number of small suppliers producing less than three million ounces each year, some moderate size producers producing between five and ten million ounces each year and only a few producers producing more than ten million ounces each year. In 2013, First Majestic achieved senior producer status by exceeding the production threshold of 10 million ounces of pure silver. Other producers in the senior category include Pan American Silver Corporation, Coeur Mining Inc. and Fresnillo plc.

The Company also maintains an e-commerce website from which it sells approximately 1% of its silver production direct to retail buyers (business to consumer) over the internet.

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment due to the high-risk nature of the Company’s business which is the acquisition, financing, exploration, development and operation of mining properties, and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Metal Prices May Fluctuate

The Company’s revenue is primarily dependent on the sale of silver and movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounted for approximately 17% of the Company’s gross revenue in 2013. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels and sales programs by central banks. Movements in the price of metal, such as movements in the spot price of silver, have a direct and immediate impact on the Company’s income and may affect the marketability of minerals already discovered and any future minerals to be discovered. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s mineral Reserves and future price declines could cause any future development of and commercial production from the Company’s properties to be impracticable. Depending on the price of silver, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue any development and may lose its investment in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on silver prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine (LOM) plans using significantly lower silver prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s possible future reserve estimates and its financial condition, declining silver prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Company does not use derivative instruments to hedge its silver commodity price risk, but the Company has entered into an agreement to forward sell at a fixed price approximately 30% of its lead and zinc production over a 36 month period beginning in July 2013. In July 2013, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the forward sales agreement. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc. The effect of price variation factors for silver, gold, lead, zinc or iron cannot accurately be predicted. Due to the forward sale of lead and zinc, a significant increase in the price of lead or zinc would result in an exposure to reduce net income and earnings per share but not to cash flow per share.

Although metal prices declined significantly in 2013, the relative strength of metal prices for several years preceding 2013 led to increased mining exploration, development and construction activities around the world, which in turn resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Future increases in metal prices may lead to renewed increases in demand for services and equipment which could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase construction costs.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  major or catastrophic equipment failures;
  mine failures and slope failures;
  deleterious elements materializing in the mined resources;
  environmental hazards and catastrophes;
  industrial accidents and explosions;
  encountering unusual or unexpected geological formations;
  changes in consumables’ costs, power costs and potential power shortages;
  performance issues with respect to mechanical equipment
  labour shortages or strikes;
  theft, organized crime, civil disobedience and protests;
  ground fall and underground cave-ins; and
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.

Although the Company has multimodal insurance policies, which cover (i) material damage to buildings, including by earthquakes; (ii) material damage to content, including by earthquakes; (iii) loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and (iv) responsibility, such insurance might not cover all the potential risks associated with its operations, liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of mineral Reserves and mineral Resources. Until mineral Reserves or mineral Resources are actually mined and processed, the quantity of minerals and grades must be considered estimates only. In addition, as the Company’s mineral Reserves and mineral Resources are calculated on the basis of economic factors (including metal prices) then in effect the quantity of mineral Reserves and mineral Resources may vary as a result of changes in such economic factors including metal prices. Any material change in the quantity of mineral Reserves, mineral Resources, grade or minimum mining widths may affect the economic viability of First Majestic’s mineral properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

La Guitarra Technical Reports

First Majestic acquired indirect ownership of the La Guitarra Silver Mine on July 3, 2012 when it acquired all of the issued and outstanding common shares of Silvermex pursuant to the Silvermex Arrangement. Silvermex and its predecessors published NI 43-101 technical reports relating to the La Guitarra Silver Mine on September 22, 2006, May 15, 2007, June 25, 2008 and a feasibility study on January 28, 2010. These technical reports and the feasibility study have not been approved by First Majestic and First Majestic did not rely on these reports or the study in making its decision to acquire Silvermex and, indirectly, the La Guitarra Silver Mine. The reports and the study are currently under review by management of First Majestic and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. In particular, management of First Majestic is not confident that an open pit mine is feasible. Accordingly, the reserve and resource figures contained in such technical reports and feasibility study will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, there can be no assurance that Resource and Reserve calculations contained in the technical reports and feasibility study relating to the La Guitarra Silver Mine and prepared for Silvermex are accurate or that a new mine plan will be feasible.

Although there are no reliable Resource and Reserve figures with respect to the La Guitarra Silver Mine, First Majestic is continuing to operate the La Guitarra Silver Mine. First Majestic does not currently have an accurate life of mine estimate and there can be no assurance that there is sufficient economically viable ore within the mine to continue future operations at the La Guitarra Silver Mine. There can be no assurances that First Majestic will be able to maintain production levels at the La Guitarra Silver Mine consistent with past levels of production. First Majestic’s continued operation of the La Guitarra Silver Mine is dependent in part upon the identification of reliable mineral Resources and Reserves calculated on the basis of an economically feasible mine plan.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supplies are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, non-governmental organization (“NGO”) and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted approximately $106 million for 2014 towards sustaining and expansionary capital towards property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $61 million has been earmarked for sustaining capital and $45 million has been planned for expansionary capital. Pending various risk factors such as revised management strategic planning or metal price declines and other external economic conditions, the Company may alter its allocation of capital. There can be no assurance that such cost estimates will prove to be accurate. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in cost could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

These factors include the risks outlined above under “Operating Hazards and Risks”, above, as well as the following:

  shortages of principal supplies needed for construction;
  restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments required for construction;
  changes in the regulatory environment with respect to planning and construction.
  the introduction of new property or capital taxes; and
  significant fluctuations in the exchange rates for certain foreign currencies.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described above under “Operating Hazards and Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

Exploration and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral Reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define mineral Reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of mineral Reserve estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Further, material changes in mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, mineral Resources that are not mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its mineral Reserves as the Company’s mines produce metals. The Company does not have an accurate LOM estimate for the La Guitarra Silver Mine and the LOM estimates for the Company’s other mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral Reserves at existing mines, and on the costs and results of continued exploration and potential development programs.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in México and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, labour standards, expropriation of property, maintenance of claims, land use, land claims of local people, water use, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of México and Canada affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as new taxes or fees or increases in existing taxes or fees or amendments to the way in which such taxes or fees are calculated or the imposition of increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company such that it would not proceed with mining, exploration and development at one or more of its properties.

Counterparty and Market Risks

The Company enters into sales contracts to sell its products, including refined silver from doré bars, silver, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through its corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders, or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, the Company may be forced to sell some or all of its products, or greater volumes of its products than it may desire, at times in the spot market when the market is down rather than at times when the market is up, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract entered into not honour such contract, or should any of such counterparties become insolvent, the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, or to sell at lower prices than intended on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2013, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $12,096,000, which has been discounted using credit adjusted risk free rates ranging from 6.8% to 7.9%, of which $3,093,000 of the reclamation obligations relates to the La Encantada Silver Mine, $1,858,000 of the obligation relates to the La Parrilla Silver Mine, $1,713,000 relates to the San Martin Silver Mine, $1,892,000 relates to the La Guitarra Silver Mine, $2,809,000 relates to the Del Toro Silver Mine and $731,000 relates to the La Luz Silver Project. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing or debt financing, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity markets may make it difficult or impossible for the Company to obtain further financing on favourable terms or at all.

As at December 31, 2013, the Company had approximately $54,765,000 of cash in its treasury. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company expects to have sufficient capital to support its current operating requirements provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration and development of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Employee Relations

Certain of the Company’s employees and the employees of Mexican mining contractors indirectly employed by the Company are represented by unions. The Company has not experienced labour strikes or prolonged work stoppages in the past; however, there can be no assurance that the Company will not experience future labour strikes or work stoppages.

Factors Beyond the Company’s Control

There are a number of factors beyond the Company’s control which could have an impact on the Company’s business. These factors include changes in government regulation, high levels of volatility in market prices, availability of markets for produced metals, availability of adequate transportation infrastructure, and smelting equipment and facilities, aggressive income tax administration and the imposition of new taxes or royalties or amendments to existing taxes. The effects of these factors cannot be reasonably or accurately predicted.

Current Global Financial Conditions

Recent events in global financial markets, and the resulting increased volatility of global financial conditions, have had a profound impact on the global economy. Many industries, including the mining sector, have been impacted by these market conditions. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A number of financial institutions and large corporations have either gone into bankruptcy or have had to be rescued by government authorities. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company.

If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican peso, the currency in which much of the Company’s material and labour costs are paid, and the United States dollar, the currency used for calculating the Company’s sales of silver based on the world’s commodity markets, and the Canadian dollar in which some of the Company’s treasury is held. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Mexican peso denominated cash and cash equivalents, short term investments, accounts receivable and value added taxes (VAT) receivable, and accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used its reasonable commercial efforts to investigate its title or claims to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws in Mexico are developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In México legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities which are consumed or otherwise used in connection with the Company’s operations, such as diesel fuel, natural gas, electricity, cyanide and other reagents and chemicals, steel and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are influenced by supply and demand trends and affected by other factors that are beyond the Company’s control. Increases in the price for such commodities could materially adversely affect the Company’s results of operations and financial condition.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry with a focus on silver in México. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Environmental and Health and Safety Regulation

The Company’s operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution. Further, a number of governments have introduced or are moving to introduce climate change regulation.

Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

The Company intends to fully comply with all environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to the Company's wholly-owned subsidiary, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine. On July 3, 2012, PROFEPA awarded the Clean Industry Certificate to the Company’s wholly-owned subsidiary, Minera El Pilon S.A. de C.V., regarding its environmental activities at the San Martin Silver Mine.

While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Community Relations and License to Operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public interest relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Shares Reserved for Future Issuance

There are stock options and, from time to time, share purchase warrants of the Company outstanding pursuant to which common shares may be issued in the future. Options and share purchase warrants are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such instruments. The exercise of such options and share purchase warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company’s shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

  The price of silver and (to a lesser extent) other by-product metals;
  The Company’s operating performance and the performance of competitors and other similar companies;
  The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with securities regulatory authorities;
  Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resources sector;
  Changes in general economic conditions;
  The number of the Company’s common shares to be publicly traded after an offering;
  The arrival or departure of key personnel; and
  Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international brokerage organizations. Additionally, silver-lead and related base metal byproducts are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received normally within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2013, the Company has outstanding trade payables of $20.9 million which are generally payable in 90 days or less and accrued liabilities of $13.6 million which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest-bearing financial assets consist of cash and cash equivalents, which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2013, the Company’s exposure to interest-bearing liabilities is limited to its prepayment facility and finance leases.

Based on the Company’s interest rate exposure at December 31, 2013, the Company believes that a 25 basis points increase or decrease of market interest rate would not have a significant impact on net earnings.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Local Groups and Civil Disobedience

An Ejido is a communal ownership of land recognized by the federal laws in México. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has agreements with the Ejidos that impact all of its properties, some of these agreements may be subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines.

In October 2008, production at La Guitarra Silver Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra Silver Mine resumed in May 2010, after all required permits for operations were obtained. First Majestic believes that the roadblock was an isolated incident, but there are no assurances that there will be no further disruptions to site access in the future, which could negatively impact the long-term perception and viability of the project.

Violence and other Criminal Activities in Mexico

Certain areas of Mexico have experienced outbreaks of localized violence and thefts associated with drug cartels in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial situation of the Company.

In 2012, a number of small final assay differences were detected in ore from one of the Company’s mines beginning in April and continuing through November. Due to the length of time required to receive final assays and to completely investigate the source of the differences, these minor differences continued between April and August before the Company was able to launch a formal investigation in September, 2012 and to make changes to attempt to limit further losses. Upon conclusion of the investigation, a police report was filed regarding thefts from the deliveries in September to November, 2012, and it was concluded that concentrates were being stolen from shipments in transit and replaced with inert material. The Company believes that those responsible have been arrested and face criminal charges. In total, losses on final assaying and concentrate in transit thefts amounted to approximately 129,000 ounces during 2012. The thefts that were proven from September to November, 2012 amounted to 47,346 silver ounces. The net impact of all assay shortfalls during the year reduced total revenues by an estimated $3.9 million, of which $1.4 million was mitigated with an insurance claim refund in 2013. As a result of these thefts, the Company has revised its assaying protocols and enhanced its security procedures in an effort to reduce the chance of such events in the future, however, there can be no guarantee that such revised protocols and procedures will be effective at preventing future occurrences. If similar events occur in the future, there could be a significant impact on the Company’s production of silver and on its gross and net revenues. Any such losses may not be covered completely or at all by the Company’s insurance policies.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and none of its directors and officers are citizens or residents of the United States. In addition, the majority of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to: (i) enforce in courts outside of the United States and Canada judgments against the Company and its directors and officers obtained in United States courts or Canadian courts based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws; or (ii) bring in courts outside of the United States and Canada an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws.

Internal Control over Financial Reporting

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls prevent theft or fraud, especially where collusion exists amongst employees.

Mineral Projects

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by First Majestic as being material: the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production estimates and throughputs for operating mines are quoted as tonnes per day related to the “tpd capacity” of the mine. “Production estimates” and “throughput averages” must consider that each mine has an average of two days of maintenance per month. “Annual estimates” of production should consider on average 330 operating days per calendar year for each of the operating mines. In 2014, the Company will be reporting average throughput based on 365 calendar days. In 2013, the Company reported total mill capacity at each of the mines. To convert from capacity to estimated average throughput, multiply capacity by 330 divided by 365.

The following map of Mexico indicates the locations of each of the Company’s properties:

Summary of Reserves and Resources

The Reserves and Resources reported herein represent the most updated revision completed by First Majestic. Readers are cautioned against relying on such reports and upon the Resource and Reserve calculations therein. The following three tables illustrate the Company’s Reserves and Resources as of December 31, 2013. In general, the tonnage for Mineral Reserves for the individual mines have decreased due to depletion and reclassification of Reserves into Measured and Indicated Resources in response to lower metal prices that were assumed in the present estimate with respect to the 2012 estimate; i.e. lower metal prices than the 3 years average impacted the cut-off grade which caused a reduction in size of some ore blocks or caused some reclassification of ore blocks into lower categories. Lower than three year average metal prices were assumed in order to be consistent with the current metal prices scenario. Therefore the consolidated Mineral Reserves for First Majestic have increased 4% due to the incorporation in the reserve base of Del Toro. Tonnage for the consolidated Measured and Indicated Resources have decreased 19% due to reclassification of Measured and Indicated resources into Reserves for Del Toro and the lower metal prices which impacted the calculated cut-off grade causing some mineral blocks to decrease in size or being reclassified as Inferred Resources. Tonnage for the consolidated Inferred Mineral Resources increased 8% due to reclassification of some of the Indicated Resources into Inferred Resources due to the lower metal price assumptions

TABLE 1
Proven and Probable Reserves for the operating mines as of December 31, 2013 (based on internal Qualified Person results based on revised best estimates of metal price assumptions at the time of the AIF, not based on 36 month average metal prices at December 31, 2013.

PROVEN AND PROBABLE RESERVES 2013
Mine/Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz)
	Proven (UG)	Oxides	1,023,409	316	-	2.9	1.6	10,410,996	10,410,996
LA ENCANTADA	Proven (tailings)	Oxides	5,304,946	105	-	0.6	0.2	17,903,993	17,903,993
	Probable (UG)	Oxides	1,030,341	269	-	2.6	1.2	8,916,063	8,916,063
	Total Proven & Probable (UG)	Oxides	7,358,696	157	-	1.2	0.5	37,231,053	37,231,053

	Proven (UG)	Oxides	417,722	192	0.06	0.4	0.2	2,574,698	2,620,763
	Proven (OP)	Oxides	533,799	63	0.06	-	-	1,081,207	1,140,073
	Probable (UG)	Oxides	1,105,650	190	0.06	0.5	0.5	6,751,587	6,873,515
LA PARRILLA	Total Proven & Probable (UG)	Oxides	2,057,170	157	0.06	0.3	0.3	10,407,492	10,634,351
	Proven (UG)	Sulphides	660,333	207	-	2.7	2.5	4,403,326	7,320,761
	Probable (UG)	Sulphides	1,474,118	176	-	1.6	2.8	8,326,819	13,771,114
	Total Proven & Probable (UG)	Sulphides	2,134,451	186	-	1.9	2.7	12,730,145	21,091,875
	Total Proven & Probable (UG)	Oxides + Sulphides	4,191,621	172	0.03	1.2	1.5	23,137,637	31,726,226

	Proven (UG)	Oxides	1,328,098	195	0.19	-	-	8,330,574	8,795,400
SAN MARTIN	Probable (UG)	Oxides	2,506,767	175	0.19	-	-	14,102,450	14,979,801
	Total Proven & Probable (UG)	Oxides	3,834,866	182	0.19	-	-	22,433,025	23,775,201

	Proven (UG)	Oxides	788,673	153	0.01	2.3	2.2	3,873,145	3,894,579
	Probable (UG)	Oxides	363,158	134	0.00	1.9	2.0	1,559,124	1,562,493
DEL TORO	Total Proven & Probable (UG)	Oxides	1,151,831	147	0.01	2.2	2.2	5,432,269	5,457,072
	Proven (UG)	Sulphides	1,132,390	180	0.00	3.2	3.0	6,537,571	12,547,372
	Probable (UG)	Sulphides	1,757,932	245	0.23	4.4	4.6	13,855,578	27,997,288
	Total Proven & Probable (UG)	Sulphides	2,890,322	219	0.14	3.9	4.0	20,393,149	40,544,659
	Total Proven & Probable (UG)	Oxides + Sulphides	4,042,153	199	0.10	3.4	3.5	25,825,417	46,001,731
	Total Proven and Probable reserves	Oxides + Sulphides	19,427,336	174	0.06	1.4	1.2	108,627,132	138,734,210

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.
(2) Management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine is feasible. Accordingly, the Reserve and Resource calculations contained in the La Guitarra Silver Mine technical reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, the Resource and Reserve calculations contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine have not been included in this Table. Readers are cautioned against relying on the previously filed technical reports relating to the La Guitarra Silver Mine and upon the Resource and Reserve calculations therein.
(3) The Reserve and Resources information provided above is based on internal qualified persons’ (QPs) reporting as at December 31, 2013. The information provided was reviewed and validated by the Company’s internal QP Mr. Ramon Davila, who has the appropriate relevant qualifications, and experience in mining and resource geology.
(4) The modification factors for Reserves and Resources are different, and are different for all mines.

TABLE 2
Measured and Indicated Resources for the operating mines and projects as of December 31, 2013 (based on internal Qualified Person results)

MEASURED AND INDICATED RESOURCES 2013
Mine/project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz) in situ
	Measured (UG)	Oxides	1,380,065	199	-	1.6	3.3	8,830,896	8,830,896
LA ENCANTADA	Indicated (UG)	Oxides	1,805,358	225	-	1.6	5.3	13,032,801	13,032,801
	Total Measured & Indicated (UG)	Oxides	3,185,423	213	-	1.6	4.4	21,863,698	21,863,698

	Measured (UG)	Oxides	78,039	164	0.06	0.5	0.0	411,576	420,182
	indicated (UG)	Oxides	448,084	163	0.06	0.5	0.3	2,354,795	2,404,209
	indicated (OP)	Oxides	608,203	88	0.06	-	-	1,712,576	1,779,647
LA PARRILLA	Total Measured & Indicated (UG & OP)	Oxides	1,134,326	123	0.06	0.2	0.1	4,478,948	4,604,038
	Measured (UG)	Sulphides	262,831	191	-	1.2	0.7	1,614,844	2,046,756
	Indicated (UG)	Sulphides	313,417	181	-	1.7	1.9	1,821,572	2,775,774
	Total Measured & Indicated (UG)	Sulphides	576,248	185	-	1.5	1.4	3,436,416	4,822,530
	Total Measured & Indicated (UG & OP)	Oxides + Sulphides	1,710,574	144	0.04	0.6	0.5	7,915,364	9,426,568

	Indicated (UG)	Oxides	475,399	158	0.19	-	-	2,411,853	2,578,240
SAN MARTIN	Measured & Indicated (UG)	Sulphides	741,387	60	-	0.7	1.5	1,426,856	2,753,917
	Total Measured & Indicated (UG)	Oxides + Sulphides	1,216,786	98	0.07	0.4	0.9	3,838,709	5,332,156

	Measured (UG)	Oxides	631,191	142	0.00	1.3	1.5	2,883,228	2,887,098
	Indicated (UG)	Oxides	808,295	157	0.04	1.9	1.4	4,076,180	4,134,962
DEL TORO	Total Measured & Indicated (UG)	Oxides	1,439,486	150	0.02	1.6	1.4	6,959,408	7,022,059
	Measured (UG)	Sulphides	169,994	207	0.01	3.3	2.1	1,131,518	1,920,105
	Indicated (UG)	Sulphides	672,288	165	0.04	3.7	2.0	3,557,624	6,886,611
	Total Measured & Indicated (UG)	Sulphides	842,282	173	0.03	3.6	2.0	4,689,142	8,806,715
	Total Measured & Indicated (UG)	Oxides + Sulphides	2,281,768	159	0.03	2.4	1.6	11,648,550	15,828,775

	Measured & Indicated (UG)	Oxides	2,656,428	222	-	-	-	18,960,160	18,960,160
LA LUZ	Measured & Indicated (UG)	Oxides (tailings)	1,403,233	90	-	-	-	4,060,348	4,060,348
	Measured & Indicated (UG)	Sulphides	1,052,170	316	-	-	-	10,689,662	10,689,662
	Total Measured & Indicated (UG)	Oxides + Sulphides	5,111,831	205	-	-	-	33,710,170	33,710,170

PEÑASCO QUEMADO	Total Measured & Indicated (UG)	Oxides	2,565,000	117	-	-	-	9,648,598	9,648,598

LA FRAZADA	Total Measured & Indicated (UG)	Sulphides	583,000	251	0.17	0.9	2.4	4,695,342	6,499,887
	Total Measured and Indicated Resources	Oxides + Sulphides	16,654,381	174	0.02	0.8	1.3	93,320,430	102,309,851

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.
(2) For the La Luz Silver Project, there have been no changes since the Technical Report dated July 25, 2008, except an update of Ag eq. according to recent metal prices.
(3) Management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine is feasible. Accordingly, the Reserve and Resource calculations contained in the La Guitarra Silver Mine technical reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, the Resource and Reserve calculations contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine have not been included in this Table. Readers are cautioned against relying on the previously filed technical reports relating to the La Guitarra Silver Mine and upon the Resource and Reserve calculations therein.
(4) The Reserve and Resources information provided above is based on internal qualified persons’ (QPs) reporting as at December 31, 2013. The information provided was reviewed and validated by the Company’s internal QP Mr. Ramon Davila, who has the appropriate relevant qualifications, and experience in mining and resource geology.
(5) The modification factors for Reserves and Resources are different, and are different for all mines.

TABLE 3
Inferred Resources for the operating mines and projects as of December 31, 2013 (based on internal Qualified Person results)

INFERRED RESOURCES 2013
Mine/Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz) in situ
LA ENCANTADA	Total Inferred (UG)	Oxides + Sulphides	4,348,724	156	-	1.1	1.5	21,822,446	21,822,446

	Inferred (UG)	Oxides	4,928,449	178	0.06	0.4	0.3	28,251,697	28,795,192
LA PARRILLA	Inferred (UG)	Sulphides	8,325,556	168	-	1.9	2.3	45,094,192	74,162,354
	Total Inferred (UG)	Oxides + Sulphides	13,254,005	172	0.02	1.3	1.5	73,345,889	102,957,546

	Inferred (UG)	Oxides	10,010,526	172	0.19	-	-	55,316,021	58,819,635
SAN MARTIN	Inferred (UG)	Sulphides	993,661	54	-	0.7	1.6	1,722,204	3,622,607
	Total Inferred (UG)	Oxides + Sulphides	11,004,187	161	0.17	0.1	0.1	57,038,225	62,442,241

	Inferred (UG)	Oxides	1,602,922	167	0.04	2.4	2.1	8,589,178	8,701,325
DEL TORO	Inferred (UG)	Sulphides	5,283,964	174	0.12	3.5	5.4	29,500,830	70,594,560
	Total Inferred (UG & Zn body)	Oxides + Sulphides	6,886,886	172	0.10	3.3	4.6	38,090,008	79,295,885

LA LUZ	Total Inferred (UG)	Oxides + Sulphides	1,854,964	220	-	-	-	13,120,462	13,120,462

PEÑASCO QUEMADO	Total Inferred (UG)	Oxides	100,000	41	-	-	-	131,818	131,818

LA FRAZADA	Total Inferred (UG)	Sulphides	534,000	225	0.17	0.9	2.6	3,862,911	5,618,554

	Total Inferred Resources	Oxides + Sulphides	37,982,766	170	0.08	1.2	1.6	207,411,760	285,388,953

DEL TORO	Other (Inferred Zn body)	Sulphides	4,181,904	7	0.01	0.2	3.1	991,969	12,522,062

PLOMOSAS	Historic reserves (UG)	Sulphides	895,512	191	0.80	2.1	3.4	5,499,152	11,001,048

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.
(2) For the La Luz Silver Project, there have been no changes since the Technical Report dated July 25, 2008, except an update of Ag eq. according to recent metal prices.
(3) Management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine is feasible. Accordingly, the Reserve and Resource calculations contained in the La Guitarra Silver Mine technical reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, the Resource and Reserve calculations contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine have not been included in this Table. Readers are cautioned against relying on the previously filed technical reports relating to the La Guitarra Silver Mine and upon the Resource and Reserve calculations therein.
(4) The Reserve and Resources information provided above is based on internal qualified persons’ (QPs) reporting as at December 31, 2013. The information provided was reviewed and validated by the Company’s internal QP Mr. Ramon Davila, who has the appropriate relevant qualifications, and experience in mining and resource geology.
(5) The modification factors for Reserves and Resources are different, and are different for all mines.

The technical reports issued with respect to the Company’s material properties, other than the La Guitarra Silver Mine, were reviewed by Leonel Lopez, C.P.G. of Runge Pincock Minarco, formerly called Pincock Allen & Holt (“RPM”), as the independent Qualified Person for the Company. The Company is currently working on reserve and resource estimates for the preparation of updated Technical Reports for La Encantada, La Parrilla, and La Guitarra mines.

The cut-off dates for latest NI 43-101 Technical Reports were:

  La Encantada on September 30, 2008;
  La Parrilla on June 30, 2011;
  San Martin on December 31, 2012; and
  Del Toro on August 20, 2012.

The following table shows the total tonnage mined from each of the Company’s five producing properties during 2013, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. The Del Toro mine reached commercial silver production in flotation in April 1, 2013 and cyanidation reached commercial production in January 1, 2014.

The previous technical reports commissioned for the La Guitarra Silver Mine property by Silvermex provided detailed calculations of Mineral Reserves and Resources on the property. These reports are currently under review by management of First Majestic and its Qualified Persons. Accordingly, First Majestic does not believe that the Reserve and Resource calculations in such reports are reliable and is not relying on such calculations. Readers are cautioned against relying on such reports and upon the Resource and Reserve calculations therein.

TABLE 4
2013 Production

	LA ENCANTADA	LA PARRILLA	DEL TORO	SAN MARTIN	LA GUITARRA	TOTAL
TONNES OF ORE PROCESSED	1,139,241	788,335	319,861	322,618	171,662	2,741,717
OZ OF SILVER PRODUCED	4,081,094	3,115,997	1,484,598	1,250,774	709,002	10,641,465
OZ OF SILVER EQ. PRODUCED	81,440	1,103,377	452,538	120,116	392,591	2,150,062
TOTAL OZ OF SILVER EQ. PRODUCED	4,162,534	4,219,374	1,937,136	1,370,890	1,101,593	12,791,527
TONNES MINED FROM RESERVES	954,864	740,726	319,861	255,171	152,487	2,423,109
TONNES MINED FROM OUTSIDE RESERVES	184,378	47,609	0	67,447	19,175	318,609

La Encantada Silver Mine, Coahuila State, México

Certain of the information on the La Encantada Silver Mine is based on the technical report entitled “Technical Report for the La Encantada Silver Mine, Coahuila State, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of RPM and dated January 12, 2009, as amended and restated on February 26, 2009 (the “La Encantada Technical Report”). Messrs. Addison and Lopez are independent Qualified Persons for the purposes of NI 43-101. The La Encantada Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the La Encantada Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the La Encantada Technical Report has been prepared by the Company under the supervision of Mr. Ramon Davila who is a Qualified Person for the purposes of NI 43-101. The Company is currently carrying on infill drilling for the preparation of an updated resource estimate and NI 43-101 compliant Technical Report. Infill drilling and resource estimate works are being carried on by a team of nine exploration geologists, two of them senior, one drafter and two sampling crews.

Project Description and Location

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, México. The mine is wholly-owned and operated by Minera La Encantada, S.A. de C.V. (“Minera La Encantada”), a wholly-owned indirect subsidiary of the Company held through its Mexican holding company, Corporación First Majestic, S.A. de C.V. La Encantada mine consists of two main silver / lead underground mines: the La Encantada and the El Plomo mines which have been consolidated into one operation and an industrial complex that includes a 4,000 tpd cyanidation plant and a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing and grinding areas which remain in operation).

La Encantada consists of 22 mining concessions, which provide mineral rights over an area of 4,076 hectares (10,072 acres). One of the concessions, La Encantada claim, which provide mineral rights over an area of 70 hectares, expires in 2015 but the Company has submitted the application for extension of the rights for an additional 50 year period. The rights of the rest of the concessions expire after 2030 but they can also be extended for an additional 50 year period beyond 2030.

Accessibility, Infrastructure, Climate, Local Resources and Physiography

La Encantada is located in the north western portion of the State of Coahuila, in northern Mexico in the municipality of Ocampo, approximately 120 kilometres from the city of Múzquiz and approximately 120 kilometres from the city of Ocampo. The mine is located in the northern part of the Sierra Madre Oriental physiographic province where the elevations vary from 1,000 metres above sea-level on the lower valleys to over 3,500 metres above sea-level in the highest ranges. Mountain ranges in the area are generally oriented north-west. La Encantada lies within a region of desert climate with meteoric water precipitation ranging between 10 millimetres and 20 millimetres per year.

Access to the mine is primarily by charter airplane from Durango city (about 2:00 hours flying time), or from Torreón city (about 1:15 hours flying time). The Company operates its own private airstrip at the La Encantada mine. The airstrip is paved, 1,200 metres long by 17 metres wide and located at 1,300 metres above sea-level. Driving time from the city of Múzquiz is approximately 2.5 hours and about four to five hours from the city of Ocampo.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Peñoles and Compañía Minera Los Angeles, S.A. de C.V. La Encantada consists of 180 houses for accommodation of employees, offices, warehouses, recreational club, restaurants, three guest houses, school, church, hospital, water wells and air strip.

Power supply to the mine, processing facilities and camp site is diesel generated and provided by First Majestic. Drinkable water supply is also provided by First Majestic. First Majestic has installed a satellite communication system with internet telephone. Hand held radios are carried by all supervisors, managers and all vehicle operators for communication. Most of the supplies and labour required for the operation are sourced from the city of Múzquiz, Coahuila, or directly from suppliers.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed during the period from 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. In 1967, Peñoles and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop the La Encantada project. In July 2004 Peñoles awarded a contract to operate the La Encantada mine, including the processing plant, and all installed facilities to a junior company, Desmín, S.A. de C.V (“Desmin”). Desmin operated the mine and processing plant at a 25 percent capacity until November 1, 2006 when First Majestic purchased all of the outstanding shares of Desmin. Subsequently First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles included royalty payments to Peñoles of up to 11 percent on the net smelter return, except for production from the concessions of San Javier and Las Rositas. First Majestic purchased the royalty from Peñoles in 2007. First Majestic is now the sole owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities.

Geological Setting

The La Encantada mining district contains replacement and vein deposits with concentrations of silver, lead, iron and zinc in oxide and sulphide deposits hosted by calcareous sedimentary formations of Cretaceous age. The styles of mineralization that have been recognized at La Encantada are veins, stockwork, mantos (stratabound replacements), dissemination in breccia pipes (chimneys) and intrusions, and dissemination and massive sulphides in skarn.

(a) Regional Geology

The La Encantada mining district is located within the Sierra Madre Oriental physiographic province. It occurs on the eastern flank on a regional anticline that consists of a complex NW-SE folded and faulted sequence of Mesozoic age (Early Cretaceous to Late Cretaceous) sedimentary rock formations. The Cupido, La Peña, Aurora, Cuesta del Cura, Gerogetown, Del Rio and Buda formations constitute the stratigraphic column in the region and consist predominantly of limestone, dolomite and shale.

The sedimentary sequence in the region was affected by intrusive rocks of dioritic, granodioritic and rhyolitic compositions, which branched out into the calcareous formations as dikes, sills and stocks. Skarn, marble and hornfels metamorphic rocks were developed by the intrusion of the stocks, dikes and sills.

The Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada mine, at the underground level 535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulphide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

The La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60 metres thick sequence of calcareous and carbonaceous shale intercalated with thin limestone and dolomite beds. At La Encantada it occurs as a thin bedded sequence of black carbonaceous shale which appears to have been deposited in a reducing environment.

The Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) is the main host for mineralization at La Encantada. It consists of a sequence of thick to massive alternating beds of limestone and dolomite. The thickness of this formation at the mine is estimated to be about 500 metres.

(b) Deposit Geology

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline (La Encantada range). The La Encantada mountain range runs for about 45 kilometres in the NW-SE direction and has elevations that vary from about 1,500 metres to over 2,400 metres. The range is affected by a regional NW trending normal fault zone (La Encantada – Norias fault) that puts into contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The area is also affected by a series of subsidiary NW and NE trending faults.

The main sedimentary formations and intrusive rocks recognized at La Encantada are the Cupido, La Peña and Aurora formations, strongly altered dikes of apparent basaltic composition, and coarse-grained dikes and stocks of dioritic, granodioritic and rhyolitic composition.

The physical (brittle) and chemical (reactive) characteristics of the Aurora Formation favoured the deposition of mineralization in the form of veins, stockworks and breccias. The localization of veins, stockworks and breccias appears to be controlled by the intersection of NE trending and NW trending subsidiary faults. In terms of volume, the most important mineral deposits that occur at La Encantada are mineralized tectonic breccias and breccia pipes.

Skarn, hornfels and marble are developed at depth at the contact with the main stocks (Skarn dome and Milagros areas) and often contain sulphides mineralization.

Mineralization

Silver, lead and zinc oxide and sulphide mineralization at La Encantada occurs in vein, manto, breccia skarn replacement and stockwork deposits. In general, shallower veins, mantos and breccias are oxidized whereas deeper mantos, skarn replacements and stockworks contain primary sulphides; i.e. mineral deposits have been affected by a long process of oxidation and secondary enrichment. Most mining at La Encantada has been done in the oxidized mineral deposits and only some drilling and limited underground access has been done in the deposits with primary sulphides. Therefore our most recent drilling has confirmed the potential for deep seated massive sulphide replacements.

Oxidized mineral deposits consist of unconsolidated massive concentrations of oxides that include hematite, goethite, manganese oxides, zinc oxides, sulfates (jarosite and cerussite) and carbonates. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs in the form of acanthite and native silver. Lead mineralization is present in the form of carbonates (cerussite) and sulfates (anglesite). Mineral deposition at La Encantada is recognized in a vertical extent of about 435 metres; 1,600 metres to 2,035 metres above sea-level. Primary sulphides generally occur below the 1,600 metres elevation, at the skarn dome area (La Prieta) and Milagros area. Sulphide mineralization consists primarily of sphalerite, galena and pyrite. According to historical records from Peñoles, typical grades in the oxidized deposits are of 400 grams per tonne (“g/t”) Ag, 5% Pb, and 20% Fe. In some high grade parts of La Encantada deposits, the mineralization may reach grades of over 1,000 g/t Ag, 20% Pb and 30% Fe. Primary sulphides at the Milagros stockwork zone show typical grades of 4.5% Zn, 1.0% Pb and 50 g/t Ag.

Exploration and Drilling

The La Encantada property has been the subject of exploration programs since its discovery in the 1950s, by prospectors in the early stages and by Peñoles from the late 1960s to 2003. Current exploration programs at La Encantada consist of diamond drilling and direct underground development which has proven to be the most effective combination for exploration at La Encantada. First Majestic’s exploration programs carried out since the acquisition of the property in late 2006 through 2013 have been primarily focused on categorizing and increasing the resource base for the La Encantada mine. Major efforts have been focused on the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, Buenos Aires, and Cuerpo de Zinc which has resulted in a significant increment of resources. A long-term exploration program was initiated to investigate the promising target at the La Escalera breccia zone. Currently, the Company’s exploration strategy consists of exploring for high grade vein, high volume breccia pipes and skarn deposits. Geologic modelling and exploration in 2013 has allowed us to find lateral extents of vein mineralization in the Azul y Oro – Buenos Aires area and wide zones of oxide and sulphide mineralization associated with skarn, intrusive and breccias in the Skarn dome (La Prieta area) and Milagros areas. Sampling of old dumps has been done and about 150,000 tonnes of screened material has been assessed. Screening recovery of the dumps is of about 40 percent in tonnage at silver grades typically ranging from about 120 to about 160 g/t. A program to drill the dumps has been defined and in the future will be executed with reverse circulation to improve the quality of this resource.

As outlined in the La Encantada Technical Report (which has a cut-off date of September 30, 2008), during the period of September 2007, to September 30, 2008, a total of 6,660 metres of core drilling was completed. As of December 31, 2013, 65,483 metres have been drilled by First Majestic from underground and surface in order to categorize and generate mineral resources; 15,835 metres were drilled in 167 holes during 2013. Exploration drilling has detected or extended the boundaries of the economic mineralization of several ore deposits or areas such as Buenos Aires - Azul y Oro system of veins and breccias, Ojuelas mantos and replacements, San Francisco dike, Milagros intrusive and breccias San Javier and Milagros. A substantial amount of the metres drilled during 2013 were for resource delineation and upgrading for preparation of a Technical Report in 2014. As of December 31, 2013 underground developments at La Encantada operations totaled 53,254 metres; 14,132 metres were developed during 2013. This development program is part of the ongoing mining activities and is a key element in the Company’s efforts to maintain current and future production levels.

Since the acquisition of La Encantada, First Majestic has commissioned a Natural Source Audio-Frequency Magneto Telluric (NSAMT) geophysical survey in order to investigate various potential exploration targets. The survey consisted of 50 kilometres NSAMT and resolved several exploration targets. A few of the targets were drill tested in 2012 and the Company plans to test others in 2015.

Sampling Analysis and Security

La Encantada’s current sampling team consists of three sampling crews with three employees each. Representative chip samples are collected with chisel and hammer and channel samples are cut and broken with electric saw and hammer. The broken sample is collected on a tarp, put in numbered sample bags and channel samples are weighted prior to be sent to the laboratory. The channel samples are weighted to compare the real weight of the sample versus the expected weight calculated using channel length, width, depth and average specific gravity. Real versus calculated sample weights are plotted into bivariate plots to monitor possible sample swaps.

Exploration sampling for reserve delineation at the La Encantada mine is conducted by drifting along the mineralized zones so that chip and channel samples using diamond saw can be taken. Chip and channel samples are the primary means of sampling in the mine (stopes, drifts, crosscuts, ramps, etc) and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews collect chip samples at regular intervals of 3 metres for ore control and channel samples at 12 metre intervals mostly for resource estimation purposes. Muck piles are sampled for ore control purposes. Chip and channel samples have lengths that vary from tens of centimetres to usually one metre depending on the width of the mineralized structure. Chip samples and samples collected from muck piles are used for ore control and they are assayed at La Encantada local laboratory. Channel samples are assayed at a certified laboratory.

A sampling line or channel typically consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, a drift can be completely enclosed by the mineralized structure, and the full thickness of the vein may not be sampled. All samples are marked with paint by the geologist and numbered on the walls of the drifts for proper orientation and identification. First Majestic has a written procedure for chip and channel sampling that describes all the details about sample collection and security.

Historical drill-hole data provided by Peñoles is conservatively considered in the geologic modelling and resource/reserve estimations done by First Majestic. Core samples from current drilling are cut with a saw and half core is sent to a certified laboratory for assaying. First Majestic has a written quality assurance and quality control (“QA/QC”) procedure that describes all the quality controls that should be inserted in a sample batch. Quality controls are inserted in chip, channel and core sample batches prior to sending to the corresponding laboratory. The Company’s QA/QC procedure establishes that a minimum of 20% of quality controls are inserted in a typical sample batch. Quality controls include; three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks with a secondary or arbitral laboratory. Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality controls.

All channel and core samples for resource estimation purposes are sent to a commercial certified laboratory. Chip, muck and core samples for production or ore control purposes are assayed at La Encantada´s laboratory. La Encantada’s lab performs periodic assay checks with Parrilla’s Central Laboratory. Parrilla’s Central lab is in the process of certification, follows strict QA/QC protocols and is used as a secondary or check lab by La Encantada’s lab, and the other mine’s labs, for production and ore control samples. At La Encantada’s lab, average correlation coefficient of the silver grades is excellent for the set of samples at 97%. The chip samples reproducibility for silver assays at La Encantada’s lab has a correlation coefficient of 87%. Most sample checks done at Parrilla’s lab result in conservative assays for La Encantada’s lab. First Majestic is implementing LabWare in order to automatize the reporting assay reporting processes at Parrilla’s Central Lab.

Mineral Resources and Reserves

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves at La Encantada. First Majestic has compiled all data into a database and is creating a geologic 3D model in SURPAC. First Majestic has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates.

The reserve blocks estimated by La Encantada are exclusive of the resource blocks. Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of September 30, 2008 (date of last technical report), are presented in Table 5. No further external resource or reserve calculations have been conducted.

TABLE 5 – La Encantada Silver Mine
Mineral Reserves and Resources as of September 30, 2008 (1)

CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED (2)
	Tonnes	Metres	Silver g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total Reserves Proven plus Probable (3)
Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable (3)	5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
Indicated (5)(6)(7)	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated (3)	5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES (8)
	10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000
Total Inferred Resources (1)(2)(3)
Inferred (8)	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145

(1) Cut-Off Grade estimated as 250 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2) Silver equivalent includes Pb credit, at prices $12.00/oz -AG, $0.75/lb Pb. Pb credit + 22 g/tonne Ag.
(3) Mining dilution is not included at over 2.00 metres width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Dump stockpile is considered as a measured resources because the average grade is below Cutoff grade - 203 g/tonne Ag only and 186 g/tonne Ag eq., however with pre-screening may be processed. It requires additional testing.
(6) La Morena sulphide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
(7) Tailings are included within Indicated Resources due to required additional testwork and grade below Cutoff Grade – 111 g/tonne Ag.
(8) Rounded figures.

Since the date of the mineral reserve and resource estimate contained in Table 3 to December 31, 2013, approximately 39,243,096 ounces of contained silver equivalent have been extracted from the La Encantada Silver Mine. Production at La Encantada Silver Mine for the year ended December 31, 2013 amounted to 1,139,241 tonnes of ore of which 954,864 tonnes of ore were processed from reserves and 184,378 tonnes of ore were processed from outside of reserves.

The following table sets out the most recent resource and reserve estimates for the La Encantada Silver Mine prepared and reviewed by First Majestic's internal Qualified Person, Mr. Ramon Davila as of December 31, 2013.

TABLE 6
Mineral Reserves and Resources as of December 31, 2013 (based on internal Qualified Person results)

LA ENCANTADA RESERVES AND RESOURCES AS OF DECEMBER 2013
Mine/Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz)
	Proven (UG)	Oxides	1,023,409	316	-	2.9	1.6	10,410,996	10,410,996
LA ENCANTADA	Proven (Tailings)	Oxides	5,304,946	105	-	0.6	0.2	17,903,993	17,903,993
	Probable (UG)	Oxides	1,030,341	269	-	2.6	1.2	8,916,063	8,916,063
	Total Proven & Probable (UG)	Oxides	7,358,696	157	-	1.2	0.5	37,231,053	37,231,053
	Measured (UG)	Oxides	1,380,065	199	-	1.6	3.3	8,830,896	8,830,896
LA ENCANTADA	Indicated (UG)	Oxides	1,805,358	225	-	1.6	5.3	13,032,801	13,032,801
	Total Measured & Indicated (tailings & UG)	Oxides	3,185,423	213	-	1.6	4.4	21,863,698	21,863,698

LA ENCANTADA	Total Inferred (UG)	Oxides + Sulphides	4,348,724	156	-	1.1	1.5	21,822,446	21,822,446

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.

Mining Operations

Construction of a 3,750 tpd cyanidation mill commenced in July 2008 and was inaugurated on November 18, 2009. Commissioning of this facility commenced at that time resulting in commercial production being achieved on April 1, 2010. Full production capacity was reached in the fourth quarter of 2010. During the year 2011 several modifications were made to the cyanidation mill increasing its capacity to 4,000 tpd. Total ore throughput in 2013 was 1,139,241 tonnes grading an average of 227 g/t Ag.

From the period of the cut-off date of September 30, 2008 to December 31, 2013, First Majestic mined and processed 5,511,476 tonnes of ore from La Encantada Silver Mine at an average grade of 237 g/t silver, for a total of 39,243,096 contained oz. Production during this period amounted to 5,511,476 tonnes of ore processed at an average grade of 237 g/t silver which resulted in 17,822,851 silver oz being produced. During the period of 2011 to 2013 a total of 42,869 tonnes of iron ore have been produced at the underground mine and shipped to MetMex Peñoles in Torreon city, without additional treatment at the mill.

From November 2006 to June 2010 La Encantada operated a 1,000 tpd flotation plant which was upgraded after the purchase of Desmín and La Encantada to achieve designed throughput. All production from the flotation plant was in the form of a lead-silver concentrate. Commencing in November 2009, the cyanidation plant began producing precipitates and silver doré bars. The flotation circuit (except for the crushing and grinding areas, which remain in operation) was placed in care-and-maintenance in June 2010 and since that time the La Encantada operation has been producing only doré bars.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 500 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage and shaft hoisting are still used on some areas of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea-level) to about the 1525 level (1,525 metres above sea-level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve mine safety the Company built two underground mine refuges with a capacity of 20 people each. The Company also constructed a new underground maintenance shop in 2011 to improve the availability and productivity of the underground fleet.

The principal mining method employed at La Encantada is overhand mechanized cut-and-fill utilizing development waste for fill. Ramps are driven in the ore bodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs and jumbo, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0 to 3.5 yd Load-Haul-Dump (“LHD”) machines, which also takes the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units.

A modification of overhand cut and fill stopping that has been adopted for extraction of some breccia pipes and chimney ore bodies is post pillar stopping, which is essentially a room and pillar method, but on multiple horizons. Post pillar stopes in La Encantada mine are backfilled with waste, and are mined overhand progressing from the sill level to the next level above. Most development ramps for post pillar stopping are developed in waste outside the ore body. All other parameters for stopping the post pillar areas are the same as for a standard mechanized overhand cut and fill stope.

Some areas have been mined with long-hole drilling using “stopemate” equipment allowing up to 15 metres drilling. This mining method is subject in its application to the ground conditions.

The old 1,000 tpd processing plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation. Current ore being processed at the new cyanidation plant is from two sources: from the underground mine and from old mine dumps and tailings. The tailing and dump rock is screened ahead of the plant which results in cleaning debris from the tailings and upgrading the dump rock to about twice the grade of unscreened material. The mine ore and tailings are generally blended at an average ratio during 2013 of 1,659 tpd from the mine and 1,462 tpd from the tailings and then processed through the mill. The dump material is not mixed with the mine ore and instead, is campaign processed through the plant.

As a result of the addition of the cyanidation plant, the only area operating at the old flotation plant is the crushing and grinding areas for the mined fresh ore. There are currently three operating ball mills at La Encantada, two processing fresh mine ore at an average rate of approximately 1,625 tpd and the third ball mill processing tailings.

The fresh ore is comminuted and then cyanide is added to leach silver. The resulting pulp and cyanide solution are then sent by pipe line to a dynamic cyanidation plant for processing in order to obtain silver precipitates which are then melted in an induction furnace and poured into 25 – 30 kg silver doré bars containing more than 90% silver.

The average head grade at the mill for 2013 was 227 g/t of silver. This grade was a result of blending the old tailings with fresh mine ore. Combined recoveries from the old tailings feed and the fresh ore in the cyanidation plant was 49% resulting in the production of a total of 4,162,534 ounces of silver equivalent in 2013.

The total metres of development during 2013 were 14,132 metres. In comparison, the total development metres during 2012 were 14,338 metres. A total of 15,835 metres of exploration drilling were completed in 2013 at La Encantada which represents 18% reduction in drilling compared to the 19,390 metres drilled 2012.

Operating and Capital Costs

The site production costs for La Encantada averaged $33.01 per tonne mined and milled during the year 2013. The La Encantada production costs are based on the mining, milling and processing of 1,139,241 tonnes of oxide ore during 2013. The annual production costs averaged $9.25 per ounce of payable silver in 2013. Capital funds expended in the past three years and planned for the next two years are primarily related to underground development, infrastructure upgrades, equipment purchases, and exploration.

La Parrilla Silver Mine, Durango State, México

Certain of the information regarding the La Parrilla Silver Mine is based on the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of RPM entitled, “Technical Report for the La Parrilla Silver Mine, Durango State, México” dated September 8, 2011 (the “La Parrilla Technical Report”). Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The La Parrilla Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the La Parrilla Technical Report which is available for review on SEDAR located at www.sedar.com. Additional information since the date of the La Parrilla Technical Report has been prepared by First Majestic under the supervision of Mr. Ramon Davila who is a Qualified Person for the purposes of NI 43-101.

Project Description and Location

La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, México. The mine is wholly-owned and operated by First Majestic Plata, S.A. de C.V. (“FM Plata”) a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

La Parrilla consists of 40 contiguous mining concessions in the La Parrilla mining district of Durango State which provides mineral rights which cover an area of 69,460 hectares (171,589 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 144 hectares.

Certain of the La Parrilla claims were purchased from Grupo México and include a net smelter return (NSR) of 1.5% payable to Grupo México. The royalties payable thereunder are capped at $2,500,000. During the year ended December 31, 2013, the Company paid royalties of $0.5 million and as of December 31, 2013, total royalties paid add up to $1.9 million. There are no other encumbrances on La Parrilla mining concessions.

The La Parrilla area is located partly within Ejido San José de la Parrilla and partly within private property. FM Plata has made an agreement for the surface rights (60 hectares) with Ejido San José de la Parrilla for a period of 15 years which is renewable, under the provisions included in the Mexican Mining law, to permit the use of surface rights for development of projects that are of general economic interest including mining operations. First Majestic has purchased the rest of the land holdings from private land holders.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Parrilla Silver Mine is located in the south-eastern part of the state of Durango, about 80 kilometres from the capital city of Durango. La Parrilla mine is well connected to various populated towns and villages within distances from 10 kilometres to 20 kilometres, including Nombre de Dios and Vincente Guerrero, which is a town of 12,000 inhabitants where banks, hotels, restaurants, churches and schools are available. Durango and Zacatecas cities are located at easy driving distance from La Parrilla for more specialized services such as universities and hospitals. Most of the supplies and labour required for the operation come in from small communities in the region and from the nearby cities of Durango, Vicente Guerrero, and Zacatecas.

Access to the La Parrilla mine is by Federal Highway No. 45 that drives from Durango to Zacatecas city. A four kilometre detour at the 75 kilometre milestone leads to the village of San José de la Parrilla and to the mine and processing plant. La Parrilla is connected to the San José de la Parrilla village by a one kilometre dirt road. Driving time from the city of Durango to the La Parrilla mine takes approximately one hour. International flights by commercial airlines to some major US cities and to most major Mexican cities are available from the cities of Durango and Zacatecas.

Power supply to the camp is provided by the national power grid. Potable water supply is provided from water wells. Telephone communications are integrated into the national telecommunications grid, including internet communications provided via copper wire from Telmex. Hand held radios are carried by all supervisors, managers and all vehicle operators for internal communications.

The climate at La Parrilla is semi-dry with annual average temperatures that vary from 12º Celsius to 26º Celsius, with an annual average of about 18º Celsius. The annual average rainfall is about 580 millimetres with most of the rain occurring during the summer months, with only occasional rains during the winter. Occasional heavy rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighboring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region. Fauna in the area consists of deer, coyotes, small reptiles, and small animals such as rabbits, jackrabbits and birds of prey.

The La Parrilla area is located within the physiographic sub-province of Sierras y Llanuras de Durango, which borders between the Sierra Madre Occidental and the Mesa Central in north-western México. This physiographic sub-province presents elevations of about 1,600 metres above sea-level in the Mesa Central and up to 3,000 metres above sea-level in the mountain peaks of the Sierra Madre Occidental. Topography in the La Parrilla area is dominated by either isolated mountains or north-west oriented mountain chains, all surrounded by the plateaus and flat lands of the Mesa Central. The main La Parrilla (San José) mine portal is located at an elevation of 2,100 metres above sea-level.

History

Mining activity in La Parrilla mining district began during colonial times. La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“Minera Los Rosarios”) who operated the mine until 1999 when operations were shut down due to low silver prices. The Comision de Fomento Minero (CFM), a Mexican federal entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by Minera Los Rosarios from CFM.

In 2004, First Majestic acquired the mining rights and the plant from Minera Los Rosarios and, in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México which surrounded the original La Parrilla mine. Today First Majestic has consolidated ownership of the plant and all the mining rights of the land surrounding La Parrilla, where numerous mineral occurrences and mineral deposits are being investigated.

Geological Setting

The project is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, in the northwestern part of México, within the sub province of Sierras y Llanuras de Durango. La Parrilla consists of a mining complex made up of the separate mines which includes mineral deposits situated in the surrounding border of the geological contact zone between a diorite stock-intrusion and a sequence of Cretaceous sedimentary rocks.

La Parrilla’s mineral deposits are associated with geologic structures, which appear to be related to the intrusive stock, dikes and sills. Breccia zones are developed at intersection of structures which created favourable conditions for mineral deposition. The contact zone between the intrusion and sedimentary rocks has also favored the emplacement of metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch and swell along strike as well as downdip. These are enclosed by three main systems within the mining district. The first structural system may be related to the orientation of the regional intrusive stock. Its general strike is north east 60º south west, dipping nearly vertical. It cuts through all regional rock units and it does not appear to represent economic significance.

The second structural system occurs with a general orientation of north 45º - 75º west dipping approximately 50º to 85º to the north east. It cuts through limestone, diorite and skarn zones. It encloses several mineral deposits in the area including Los Rosarios, El Cármen, San Cayetano and San José.

The third regional structural system is oriented north-south and dips to the east from 45º to vertical. It is generally concordant with the stratification and it encloses mineral concentrations in replacement form, such as San Marcos, Quebradillas, Vacas and San Nicolas.

Exploration

La Parrilla was discovered in colonial times and only partially developed from outcroppings by following mineralization along the structures. The Company has carried out geophysical investigations within the areas of Quebradillas, Sacramento, Las Vacas, Santa Paula (formerly Los Perros) and other prospective areas. The investigations have confirmed the presence of Induced Polarization (“IP”) and Resistivity anomalies. Some of the anomalies over the main mineralized structures have been already tested by drilling and some other anomalies in prospective areas still remain to be tested.

The Company's exploration budget for La Parrilla was significantly reduced during 2013 in response to lower silver prices. The 2013 exploration program was mainly designed to replace the depleted Reserves and Resources and to upgrade some of the Inferred Resources.

Drilling

First Majestic took control of La Parrilla operations in January 2004, and initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings in 2005. From the period of 2007 to June 30, 2011, a total of 60,774 metres have been drilled. Since the La Parrilla Technical Report cut-off date of June 30, 2011 to December 31, 2013, 46,470 metres have been drilled. A total of 10,974 metres were drilled in 2013, a reduction of 58% compared to 26,204 metres in 2012.

La Parrilla’s drill-hole database is compiled in electronic format. The data base contains collar, surveys, lithology, and assay information with gold/silver/lead/zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, no apparent deviation has been detected in drill holes. Most of First Majestic’s drill holes are longer than 150 metres. Drill-hole deviation is assessed with a reflex surveying tool every 50 metres in exploration drill holes.

Core logging is performed by project geologists in each of the areas being investigated. The project geologists also determine the sample intervals. Trained assistants are in charge of core cutting and sampling as per the project geologists’ indications.

Mineralization

Mineralization styles at La Parrilla are typical of hydrothermal vein deposits and replacements associated with skarn. Weathering of the La Parrilla mineral deposits has produced oxidation and secondary enrichment zones containing cerargirite, sulfosalts (pyrargyrite and stephanite) and carbonates (cerussite and hydrozincite), sulfates (anglesite), zinc silicates (willemite and hemimorphite), and iron oxides (hematite and goethite) that may reach depths of up to 150 metres from surface. In the sulphides zone, the primarily minerals consist of pyrite, sfalerite, galena, some chalcopyrite, argentite and other silver sulfosalts (pyrargyrite and stephanite) associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, which consist of halides (cerargyrite), carbonates (cerussite and hydrozincite), sulfates (anglesite), silicates (willemite and hemimorphite) and iron oxides (hematite and goethite).

Sampling and Analysis

(a) Sample Preparation

Exploration, production, ore control and plant samples are sent to First Majestic’s on-site laboratory (Parrilla´s Central lab) for chemical analysis of silver, gold, lead and zinc. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption.

All samples received at the laboratory are passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500 gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Celsius. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and ten grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and one gram is required for precipitate samples.

The ten gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of + 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

(b) Check Assaying

For the period of October 1, 2008 to June 30, 2011 (the cut-off for the La Parrilla Technical Report), First Majestic sent 103 samples to Inspectorate Laboratories and to Eco Tech Laboratory Ltd., two independent commercial laboratories in Reno, Nevada, Durango, México, Vancouver, BC and Zacateceas, México, respectively for duplicate analysis. Currently, core samples are assayed at La Parrilla Central lab (in process of certification) with sample checks in a secondary certified secondary laboratory. All of the sample batches sent to La Parrilla Central lab include quality controls such as standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks with a secondary laboratory. Channel sample checks are performed by analyzing random sample pulps at the La Parrilla lab with assay checks done in commercial certified laboratory. The assays include silver, lead and zinc.

The correlation for silver assays of duplicate samples is only 66 per cent due to discrepancies on high-grade samples, for instance Ag 5,752 g/t vs. Ag 2,970 g/t at the maximum assays, while the pulp duplicates correlation is acceptable at 93 per cent. The correlation for assays of lead is 88 per cent and 97 per cent for duplicate and pulp samples respectively. The correlation for zinc assays is 81 per cent for duplicate samples and 97 per cent for pulp sample duplicates. The range of silver values is from zero to 5,752 g/t, with an average grade of 178 g/t, while the range for lead is zero to 30 per cent with an average of 1.19 per cent and for zinc is zero to 24 per cent with an average grade of 0.87 per cent.

(c) Security of Samples and Data Verification

The current QA/QC protocol followed at Parrilla consists of insertion of three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates, and pulp checks that are sent to a secondary certified laboratory. The total percentage of quality controls inserted in sample batch is around 20%. Quality assurance is done with basic statistics and visual inspection on correlation plots for assays of the quality controls.

Mineral Resource and Mineral Reserve Estimate

The La Parrilla mine has estimated mineable reserves for the following deposits:

  La Rosa - Rosarios vein system
  San Marcos
  Vacas
  Quebradillas UG and OP

As of the date of the La Parrilla Technical Report (September, 2011), the total recoverable diluted proven and probable reserves at a minimum mining width of 2 metres, as reviewed by RPM, was 4.1 million tonnes averaging 162 g/t silver, 0.9 percent lead and 1.3 percent zinc, for a total of 15.3 million recoverable ounces of silver only or 17.9 million ounces of silver equivalent contained with gold and lead credits.

The estimated proven and probable reserves for La Parrilla as of the cut-off date of the La Parrilla Technical Report (June 30, 2011) amounted to 5.3 million tonnes for the underground mines with an average grade of 202 g/t Ag. Additionally, La Parrilla developed 1.774 million tonnes in open pit proven and probable reserves with an average grade of 102 g/t Ag. These figures result in a net increment of proven and probable reserves during the same period of 6.5 million tonnes containing a total of 37.1 million ounces of silver equivalent with an average grade of 164 g/t Ag including Pb and Zn values.

The newly developed reserves may result from various factors, including continuous mine development along the mineralized structures, exploration efforts, the presence of unforeseen adjacent vein branches and breccia zones and by mine dilution.

Table 7 presents a summary of the La Parrilla proven and probable reserves and measured and indicated resources, as at September 8, 2011 in addition to inferred resources at the bottom of the table, all as reported in the La Parrilla Technical Report. No further external resources or reserve estimates have been conducted since such date.

TABLE 7 - La Parrilla Silver Mine Proven and Probable Mineral Reserves as of June 30, 2011 (*)

UNDERGROUND RESERVES
MINERAL RESERVES	MINERALIZATION	Category	Metric Tonnes	Width	Grade				Recoverable Silver (1)
				Metres	Gold g/tonne	Silver g/tonne	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
Mine	Type
La Rosa-Rosarios-La Blanca	Oxides	Proven	174,241	2.50	0.00	205	0.85	0.12	747,000	765,200
San Marcos	Oxides	Proven	40,673	2.70	0.02	224	0.50	0.07	190,500	194,700
Quebradillas	Oxides	Proven	26,918	4.41	0.00	227	0.90	0.11	127,500	130,300
Sub-Total	Oxides	Proven	241,800	2.75	0.00	211	0.80	0.11	1,065,000	1,090,200
La Rosa-Rosarios-La Blanca	Oxides	Probable	156,528	2.67	0.00	204	0.80	0.13	667,800	684,100
San Marcos	Oxides	Probable	714,749	3.15	0.08	211	0.03	0.02	3,154,700	3,229,400
Quebradillas	Oxides	Probable	23,840	4.58	0.00	218	0.61	0.14	108,800	111,300
Sub-Total	Oxides	Probable	895,100	3.11	0.06	210	0.18	0.04	3,931,300	4,024,800
Total	Oxides	Proven + Probable	1,136,900	3.03	0.05	210	0.31	0.06	4,996,300	5,115,000
La Rosa-Rosarios-La Blanca	Sulphides	Proven	338,977	3.12	0.00	232	1.31	0.51	2,073,700	2,440,100
Quebradillas	Sulphides	Proven	58,822	2.92	0.00	336	4.04	3.53	521,300	584,900
Sub-Total	Sulphides	Proven	397,800	3.09	0.00	247	1.71	0.96	2,595,000	3,025,000
La Rosa-Rosarios-La Blanca	Sulphides	Probable	2,685,456	8.25	0.01	204	1.01	0.67	14,451,600	17,354,300
San Marcos	Sulphides	Probable	190,243	5.76	0.00	232	0.00	0.00	1,161,400	1,367,100
Quebradillas	Sulphides	Probable	184,545	4.91	0.00	199	3.04	3.05	966,000	1,165,400
Vacas (last 43-101)	Sulphides	Probable	667,002	8.18	0.02	148	2.47	6.92	2,596,700	5,002,300
Sub-Total	Sulphides	Probable	3,727,200	7.94	0.01	195	1.32	1.87	19,175,700	24,889,100
Total	Sulphides	Proven + Probable	4,125,000	7.48	0.01	200	1.36	1.79	21,770,700	27,914,100
TOTAL RESERVES	Oxides + Sulphides	Proven + Probable	5,261,900	6.52	0.02	202	1.13	1.41	26,767,000	33,029,100

Notes: Rounded totals
(1) Recoverable Silver = Ag - Recovery (65% - oxides; 82% - sulphides) - S&R charges (Oxides = 0.005%; Sulphides = 0.05%); Payable Pb=39 g/t - Ag; Zn = g/t - Ag.
(2) Oxides = Silver (Met recov = 65%) - Smelter & Ref (0.995) + Payable Gold = 5 g/t - Ag.
(2) Sulphides = Recoveries Ag (82%; payable 95%); Payable Pb=39 g/t - Ag; Zn = 2 g/t - Ag (Vacas 97.8 g/t - Ag).
(*) Reserves are exclusive of Resources

QUEBRADILLAS OPEN PIT	Mineralization Type	Category	Metric Tonnes	Width (m)	Grade				Contained Silver “In Situ” (1)
					Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
Quebradillas TAJO	Oxides	Proven	505,600	3.5	0	114	0	0	1,196,200	1,277,400
Quebradillas TAJO	Oxides	Probable	1,268,600	3.5	0	98	0	0	2,583,600	2,787,500
TOTAL OPEN PIT RESERVES	Oxides	Proven + Probable	1,774,200	3.5	0	102	0	0	3,779,800	4,064,900

Notes: Rounded totals
(1) Oxides = Silver (Met recov = 65%) - Smelter & Ref (0.995) + Payable Gold = 5 g/t - Ag; Cutoff = 33 g/t - Ag only.
(*) Reserves are exclusive of Resources

Measured and Indicated Mineral Resources as of June 30, 2011 (*)

UNDERGROUND RESOURCES	Metric Tonnes	Width (m)	Grade				Contained Silver “In Situ” (1)
			Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
MEASURED AND INDICATED
Sub - Total Oxides	250,000	9.28	0.01	153	1.91	1.49	1,229,000	1,269,100
Sub - Total Sulphides	837,100	8.43	0.03	143	1.88	5.46	3,860,500	6,807,500
TOTAL Resources	1,087,100	8.63	0.03	146	1.89	4.54	5,089,500	8,076,600

Notes: Cutoff = Sulphides $74.12/tonne (Ag only - 124 g/t; Pb only - 3.96%; Zn only - 4.16% Zn Vacas - 6.65%); Oxides Ag only = 87 g/t; Ag + Au = 82 g/t
(1) Contained Silver “In Situ” only.
(1) No recoveries are considered in the Resources. Rounded totals.
(2) Contained Silver Equivalent “In Situ” - Oxides Ag + Payable Au =5 g/t - Ag. Sulphides = Payable Pb = 39 g/t - Ag; Zn = 2 g/t - Ag (Vacas 97.8 g/t - Ag).
(*) Reserves are exclusive of Resources

UNDERGROUND INFERRED RESOURCES	Metric Tonnes	Width (m)	Grade				Contained Silver “In Situ” (1)
			Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
Sub - Total Oxides	1,605,600	3.03	0.04	206	0.31	0.14	10,653,500	10,905,800
Sub - Total Sulphides	6,447,600	6.67	0	170	1.26	1.59	35,105,200	46,033,500
TOTAL INFERRED RESOURCES	8,053,200	7.12	0.01	177	1.02	1.3	45,758,700	56,939,300

Notes: Inferred Resources do not have economic value. Rounded figures.
(1) Contained Silver “In Situ” only. Rounded totals.
(1) No recoveries are considered in the Resources.
(2) Contained Silver Equivalent “In Situ” = Oxides Ag + Payable Au =5 g/t - Ag. Sulphides = Payable Pb = 39 g/t - Ag; Zn = 2 g/t - Ag (Vacas 97.8 g/t - Ag).
(*) Inferred Resources are exclusive of Proven and Probable Reserves and Measured and Indicated Resources.

QUEBRADILLAS OPEN PIT INFERRED RESOURCES	Metric Tonnes	Width (m)	Grade				Contained Silver “In Situ” (1)
			Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
QUEBRADILLAS OPEN PIT	1,293,600	0	0	99	0	0	4,100,400	4,308,300
TOTAL OPEN PIT INFERRED RESOURCES	1,293,600	0	0	99	0	0	4,100,400	4,308,300

Notes: Inferred Resources do not have economic value. Rounded figures
(1) Contained Silver “In Situ” only. Rounded totals.
(1) No recoveries are considered in the Resources.
(2) Contained Silver Equivalent “In Situ” = Oxides Ag + Credits Au =5 g/t - Ag. Cutoff grade Ag-33g/t only.
(*) Inferred Resources are exclusive of Proven and Probable Reserves and Measured and Indicated Resources.

First Majestic is working on an updated 43-101-compliant reserve and resource estimate and technical report for La Parrilla. The following table sets out the most recent resource and reserve estimates for the La Parrilla Silver Mine prepared and reviewed by First Majestic's internal Qualified Person, Mr. Ramon Davila as of December 31, 2013.

TABLE 8
Mineral Reserves and Resources as of December 31, 2013 (based on internal Qualified Person results)

PARRILA RESERVES AND RESOURCES AS OF DECEMBER 2013
Mine/Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz)
	Proven (UG)	Oxides	417,722	192	0.06	0.4	0.2	2,574,698	2,620,763
	Proven (OP)	Oxides	533,799	63	0.06	-	-	1,081,207	1,140,073
LA PARRILLA	Probable (UG)	Oxides	1,105,650	190	0.06	0.5	0.5	6,751,587	6,873,515
	Total Proven & Probable (UG)	Oxides	2,057,170	157	0.06	0.3	0.3	10,407,492	10,634,351
	Proven (UG)	Sulphides	660,333	207	-	2.7	2.5	4,403,326	7,320,761
	Probable (UG)	Sulphides	1,474,118	176	-	1.6	2.8	8,326,819	13,771,114
	Total Proven & Probable (UG)	Sulphides	2,134,451	186	-	1.9	2.7	12,730,145	21,091,875
	Total Proven and Probable (UG)	Oxides + Sulphides	4,191,621	172	0.03	1.2	1.5	23,137,637	31,726,226
	Measured (UG)	Oxides	78,039	164	0.06	0.5	0.0	411,576	420,182
	Indicated (UG)	Oxides	448,084	163	0.06	0.5	0.3	2,354,795	2,404,209
LA PARRILLA	Indicated (OP)	Oxides	608,203	88	0.06	-	-	1,712,576	1,779,647
	Total Measured & Indicated (UG & OP)	Oxides	1,134,326	123	0.06	0.2	0.1	4,478,948	4,604,038
	Measured (UG)	Sulphides	262,831	191	-	1.2	0.7	1,614,844	2,046,756
	Indicated (UG)	Sulphides	313,417	181	-	1.7	1.9	1,821,572	2,775,774
	Total Measured & Indicated (UG)	Sulphides	576,248	185	-	1.5	1.4	3,436,416	4,822,530
	Total Measured & Indicated (UG & OP)	Oxides + Sulphides	1,710,574	144	0.04	0.6	0.5	7,915,364	9,426,568

	Inferred (UG)	Oxides	4,928,449	178	0.1	0.4	0.3	28,251,697	28,795,192
LA PARRILLA	Inferred (UG)	Sulphides	8,325,556	168	-	1.9	2.3	45,094,192	74,162,354
	Total Inferred (UG)	Oxides + Sulphides	13,254,005	172	0.0	1.3	1.5	73,345,889	102,957,546

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.

Since the date of the mineral reserve and resource estimate contained in Table 7, approximately 7,071,414 ounces of silver have been produced from the La Parrilla Silver Mine. Production at La Parrilla Silver Mine for the year ended December 31, 2013 amounted to 788,335 tonnes of ore of which 740,726 tonnes were processed from reserves and 47,609 tonnes were processed from outside of reserves.

Mining Operations

La Parrilla operations include production from four different underground mines, and a small open pit. The underground operations are Rosario-La Blanca, San Marcos, Quebradillas and Vacas. The open pit has been developed on oxide ore situated atop the active Quebradillas underground mine. The Quebradillas and Vacas projects, along with an extensive adjoining land package, were acquired from Grupo México in 2006.

The underground stoping method used for mining the near-vertical veins and ore bodies of the operations of La Parrilla is overhand cut and fill. Some long-hole stopping was done in the recent past, long-hole stopes are currently being prepared to be mined at the San Marcos area. Stope cuts are currently drilled with hand-held pneumatic jackleg drills and jumbos. Stoping is largely done using breast-mining techniques, although some back stopping is also done. Ore is mucked in the stopes utilizing diesel-powered load-haul-dump units (LHDs), which have access to the stopes through crosscuts driven from ramps in the footwall of the stope. Once a stope has been completely mined out, backfilling is done using waste from development. The minimum mining width for all the mine operations is approximately 2.0 metres.

In 2013, mine and mill production from La Parrilla was of 4,219,374 equivalent ounces of silver from mining 788,335 tonnes of ore, of which 394,563 tonnes were oxide and 393,772 tonnes were sulphide ore. First Majestic metal production from La Parrilla was 9,763,586 equivalent ounces of silver since the June 30, 2011 cut-off date of the La Parrilla Technical Report.

Mine development for La Parrilla Silver Mine is done with conventional methods, although blasthole drilling with hand-held jackleg drills is being replaced with electro-hydraulic diesel-powered drill rigs (jumbos). The development sequence is still drill-blast-muck, with mucking done with rubber-tired, diesel-powered load-haul-dump units (LHDs). Haulage of ore and waste is accomplished using both low-profile and highway type diesel dump trucks. Drifts and ramps require little ground support, and the operators are installing rock bolts with or without wire mesh, and also shotcrete in dubious ground conditions of the backs and ribs of drifts and ramps, and also in stope backs. Bored and conventional raises are largely unsupported with occasional rock bolting done where dubious ground conditions have been identified.

A considerable amount of mine development and exploration projects are required to sustain the ore resources and stope development at the levels required to maintain the target production rates for La Parrilla Silver Mine. The total metres of development during 2013 were 12,004 metres. In comparison, the total metres of development completed during 2012 were 20,606 metres. A total of 10,974 metres of exploration drilling were completed in the mines during 2013. In comparison, 26,204 metres of exploration drilling were completed in 2012. The substantial reduction in development and exploration drilling during 2013 was in response to cut-backs due to the lower silver price environment.

Capital and Operating Costs

The site operating costs for La Parrilla averaged $36.45 per tonne mined and milled during the year 2013. The La Parrilla operating costs are based on the mining, milling and processing of 394,563 tonnes of oxide ore and 393,772 tonnes of sulphide ore during 2013. The annual production cost averaged $9.51 per ounce of silver in 2013.

Capital funds expended in the past three years and planned for the next two years are primarily related to underground development, open pit development, infrastructure upgrades, equipment purchases, extraction system and exploration.

San Martín Silver Mine, Jalisco State, México

Certain of the information in this section is based on the technical report entitled “NI 43-101 Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared by Leonel Lopez, C.P.G. of RPM dated May 23, 2013 (the “San Martin Technical Report”). The San Martin Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the San Martin Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the San Martin Technical Report has been prepared by the Company under the supervision of Mr. Ramon Davila who is a Qualified Person for the purposes of NI 43-101.

Project Description and Location

The San Martín silver mine and processing plant are located next to the town of San Martin de Bolaños on the Bolaños River valley. San Martin de Bolaños town is located in the northern part of Jalisco State, México. The San Martin Silver Mine is wholly-owned and operated by the Company through Minera El Pilón, S.A. de C.V. (“El Pilón”), a wholly-owned indirect subsidiary of the Company held by its Mexican holding company, Corporación First Majestic, S.A. de C.V.

The San Martín processing plant is located on the eastern side of the Bolaños River, to the southeast of the San Martin de Bolaños town at an elevation of 850 metres above sea-level. The San Martin Silver Mine is located 10 kilometres northwest from the town at elevations varying between 1,080 and 1,190 metres above sea-level. The Universal Transverse Mercator (“UTM”) and geographic coordinates at the center of the San Martin Silver Mine area are North 2,375,500 and East 615,000 (zone 13) and 21° 45’ North latitude and 103° 45’ West longitude, respectively.

El Pilón holds 33 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 37,518 hectares. These include 33 mining concessions with exploitation rights. Mineral rights for the earliest titled concessions are due in the year 2035, and most other claims have expiration dates in the 2050s; these however, may be renewed for another 50 years. No royalties or any other encumbrances are due on any of the San Martin mining concessions.

Mineral rights do not include surface land rights. El Pilón has acquired 1,296 hectares of surface land that cover the areas where the Company has the mines access, mine installations, and part of the access roads. Additionally, El Pilón owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located. A portion of the access roads to the mine are located on land owned by private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the access roads.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Martín mine is located 250 kilometres north from Guadalajara or 480 kilometres from Durango. Driving time from Guadalajara is approximately four hours and from Durango approximately six hours. Flying time is approximately 45 minutes by charter plane from Guadalajara or 1.5 hours from Durango, Mexico. The town of San Martín de Bolaños constitutes the commercial centre for the immediately surrounding region. Major facilities, including international airports, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martin de Bolaños is occupied by approximately 3,000 people. The town is connected to the national power grid and it has standard telephone lines, internet availability, and satellite communications. Water for the town’s inhabitants’ consumption is pumped from wells. Most of the people living in the area depend on small scale farming, raising livestock, and growing fruit.

The San Martín Silver Mine and processing plant are connected to the national power grid through a substation located about 20 kilometres to the north at the neighbouring Bolaños mine. Power is supplied by the grid at 33 kVa and 60 cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks. The water source for the processing plant is the Bolaños River, which supplies a permanent flow, except in extreme drought conditions, such as the one that occurred during the 2012 summer months. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín are located on land owned by El Pilón.

The infrastructure on-site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, restaurant and other employee housing. The Maintenance department operates from the extensive shops and warehouses located at the plant site and by the mine. Maintenance personnel are supplied for mine and plant requirements from this department.

San Martin is located on the eastern slopes of the southern part of the Sierra Madre Occidental, in the Bolaños river valley. It is located at elevations of approximately 850 metres above sea-level. The Sierra Madre Occidental consists of a mountain range that borders the west coast of México and it continues into the United States and Canada as the Rocky Mountains.

The climate in this area is generally warm and semi-wet with rain in the summer season. The year-round average temperature in the area is about 22°C, with the lowest monthly average (19.7°C) in February, and the highest in May (30.5°C) . Annual freezing temperatures in the region are recorded mostly during the month of February, and range from 0 to 20 days, while hail may occur during the rainy season for less than five days per year. Average yearly accumulated rainfall in San Martin de Bolaños is registered as 592 mm, most of which occurs during June through October. The highest monthly rate of precipitation is recorded at 197 mm during the month of October. The San Martin Silver Mine may operate all year with only occasional short interruptions by extraordinary rain events.

The climate and topographical conditions in the San Martín de Bolaños area support farming and cattle ranching by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes. The mine area is within a transition zone that changes from desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

History

The San Martin Silver Mine is located on the southern portion of the north-south trending – Bolaños graben, which consists of an approximately 20 kilometres long geologic structure along the Bolaños River. Since colonial times, most of the historical mining production from the region was extracted from the Bolaños mine which is located on the northern part of the Bolaños graben. The most recent operators like Kennecott and Cyprus developed the mine into a 1,500 tpd underground mining and processing operation during the early 1980s.

At the San Martin area, past mining developments included primarily underground workings in the Zuloaga vein with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda and partial discoveries of the La Blanca, Condesa, Cinco Señores, and Rosario veins among other smaller mine developments. According to historical records by El Pilón over 38 million silver equivalent ounces have been extracted from about 5.4 million tonnes of mineral reserves from the Zuloaga and adjacent veins during the period from 1983 to December 31, 2012.

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. (“FSR”) by way of reverse takeover, acquired all the shares of El Pilón, the owner and operator of the San Martin Silver Mine. In April, 2006 the Company entered into an irrevocable share purchase agreement to acquire a majority share interest of FSR from Mr. Dávila Santos. The Company took control of FSR and the San Martin Silver Mine in June, 2006 and subsequently acquired the remaining shares of FSR pursuant to a business combination which closed on September 14, 2006.

Geological Setting

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework. Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

Exploration

Historically, at San Martin, exploration programs have been primarily based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein’s strike and dip into the mountain range. However, in recent years, and particularly since 2002, more extensive programs have been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface sites. The Company is developing access from the La Escondida level at the Pinolea level.

A total of 57,486 metres of underground development has occurred at San Martin between the acquisition date of September 14, 2006 and December 31, 2013. A total of 10,118 metres have been developed during 2013. This ongoing development program has been focused on the Cangrejos, San Pedro, Ballenas and Escondida levels on the Zuloaga and Rosarios/Condesa veins.

To December 31, 2013, drilling has totalled 573 diamond drill holes with a total depth of 92,217 metres, at an average depth per hole of about 160 metres. A total of 8,667 metres of drilling in 37 holes have been completed at San Martin in year 2013.

The Company’s geological staff at San Martin includes four active geologists and other Company geologists active throughout the Company’s other operations within México with full support from management, to carry out and supervise the exploration efforts in addition to 19 samplers and contractors for field work.

Mineralization

The San Martin Silver Mine has been developed on the Zuloaga vein, which occurs along an east-west trending normal fault zone that dips an average of 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall. The vein has been identified over a strike length of 3 kilometres, with a developed vertical extent of about 350 metres. Production also occurs from the La Blanca Vein, a vertical split off of the Zuloaga vein. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure and in other veins such as the Rosario, La Condesa, La Hedionda, La Huichola, La Esperanza and other promising veins. Continued exploration by the Company has identified other mineralized structures within the area.

The Rosario vein has been identified along 3.8 kilometres of strike with a currently known vertical extension of about 60 metres. Mine workings developed along the vein include the Rosario mine, Old Rasario Mine, Huichola South, Mina del Agua, Condesa, and Cinco Señores. Its general orientation is to the N30°W dipping 72° to the NE. It occurs as a structurally-controlled mineralized breccia with oxidized mineralization and cemented with calcite and quartz. Channel sampling along the exploration drifts have indicated high-grade mineral concentrations in ore pockets the extension of which varies from a few metres up to about 150 metres in length and 1 metre to 15 metres in width. This long vein is intersected by other secondary veins such as La Hedionda, La Guitarrona, El Pitayo, La Reyna, and La Plomosa.

Drilling

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most cost effective method of exploration. For the period of December 31 2012 to December 31, 2013, the El Pilón carried out drilling that consisted of 37 drill holes from underground sites for a total drilled depth of 8,667 metres. Additionally, for the same period the Company developed about 10,118 metres of underground access development in drifts and crosscuts for exploration and drilling.

The current underground drilling at San Martín is carried out with Company owned equipment and contractor equipment. This includes electric powered drilling machines for underground operations, such as a Diamec. Deep underground drilling is normally assigned to independent contractors as well as the surface programs.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. First Majestic’s geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ for short underground drill holes and NQ diameter for long underground and surface drilling. The core is then logged by the geology staff and sampled.

Sampling, Analysis and Security

San Martin’s current sampling team consists of four sampling crews with three employees each. Representative chip samples are taken with chisel and hammer, collected on tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimetres in diameter, and generally good core recovery with an average of 90% reported for the entire hole and 85% for the mineralized zones.

Chip and channel samples are collected from drifts, crosscuts, ramps, and stopes as required. Sampling is based on the vein width and the size of the opening being sampled. Samples commence at the lower left of the exposure being sampled, and continue at approximately 1 metre or less intervals in a semi-circle round to the lower right. Sample lengths honour geological, structural and mineralization contacts. For channel sampling, two parallel saw cuts are etched 10 cm apart to provide a sample guide. Where needed, transverse saw cuts are made to facilitate hammer and chisel chipping. Samples are then taken as continuous chip samples to approximately 2 cm depth within the parallel saw cuts across the entire length of the half-circle. An average 1 metre long sample would weigh 1 to 2 kg. Channel samples are taken at approximately 3 metres intervals along the length of the drift.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ and NQ sizes in diameter, and holes are of generally good recovery with an average of 90% reported for the entire hole and 85% for the mineralized zones. Drill-hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is conservatively applied. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Chip, channel, core, mine development and production, and plant samples are sent to San Martin’s onsite laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150°C. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into a lead button. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples.

To evaluate sample quality control, the Company performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Pulp checks are systematically inserted every 20 samples and since 2004, the checks have been sent each month to Chemex Laboratories, SGS Laboratories, MetMex Peñoles Laboratory and to Laboratorio Industrial Metalurgica Herrera.

RPM reported that their review of field duplicates, lab duplicates, pulp duplicates, and duplicates analyzed at a secondary lab found that with consideration of the nature of the mineralization at the San Martin veins, there is an inferred satisfactory level of precision in the results reported by the onsite San Martin lab. The detailed review of the available standard and blank results found some limitations, but has overall inferred a satisfactory level of accuracy within the silver results reported by the onsite lab at San Martin. Gold started to be assayed at the San Martin lab in 2013; periodic assay checks are being carried out at Parrilla´s Central lab to assess rescission and accuracy.

Review by RPM of secondary check sample results reported has found that the levels of bias are not significant enough to cause RPM to be concerned with the original reported sample assay quality.

Mineral Resources and Reserves

The Company uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves. Table 9 shows a summary of mineral Reserves and Resources for the San Martín Silver Mine to December 31, 2012. No further external resource estimates have been conducted since this cut-off date. It should be noted that since the cut-off date, 322,618 tonnes have been mined from San Martin of which 255,171 tonnes were mined from the reserves and 67,447 tonnes where mined from areas that were not included in any previous NI 43-101 estimates.

TABLE 9
First Majestic Silver Corp.
San Martin Silver Mine
Mineral Reserves and Resources Statement as of
December 31, 2012

Classification	Type of Mineral	Tonnage (000´s)	Vein Width in metres	Mineral Grade g/t Ag	Mineral Grade % Pb	Mineral Grade % Zn	Ag Equivalent Ounces from Pb and Zn (000'S)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Reserves
Proven	Oxides	1,349	2.7	168	-	-	-	7,287	7,287
Probable	Oxides	2,923	4.1	157	-	-	-	14,722	14,722
Total P&P	Oxides	4,271	3.7	160	-	-	-	22,008	22,008
Resources
Measured	Oxides	-	-	-	-	-	-	0	0
Indicated	Oxides	35	1.8	136	-	-	-	154	154
Total M&I oxides	Oxides	35	1.8	136	-	-	-	154	154

Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total M&I sulphides	Sulphides	741	4.4	61	0.68	1.46	1,706	3,825	5,531
Total M&I	Oxides and Sulphides	777	4.3	64	0.65	1.39	1,706	3,979	5,685
Total Resources and Reserves	Oxides and Sulphides	5,048	8.0	146	0.10	0.21	1,706	25,987	27,693
Inferred	Oxides	10,163	4.2	169	-	-	-	55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred Resources	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

(1) A minimum width of vein of 2 metres was considered for the blockage estimation
(2) 15 cm at both sides of the vein are considered as dilution for overbreaking when mining, the walls of the vein has been sampled along open drifts, assaying from 0 to below the cut-off grade.
(3) The density considered based on laboratory measurements is 2.7
(4) The resource estimate was prepared by internal QP Carlos Wong who is a full time employee of FMS and reviewed by Leonel Lopez, who is the QP for RPM.

(5) Mineral resources are reported at a cut-off grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eqv. Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.00/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Reserves and Measured and Indicated Resources are both inclusive of the total Resources. The reclassification of Proven and Probable Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Resources consists of the remaining of the total Resources after the reclassification of the Proven and Probable Reserves.

The following table sets out the most recent resource and reserve estimate for the San Martin Silver Mine prepared and reviewed by the Company’s internal Qualified Person, Mr. Ramon Davila as of December 31, 2013.

TABLE 10
Mineral Reserves and Resources as of December 31, 2013 (based on internal Qualified Person results)

SAM MARTIN RESERVES AND RESOURCES AS OF DECEMBER 2013
Mine/Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz)
	Proven (UG)	Oxides	1,328,098	195	0.19	-	-	8,330,574	8,795,400
SAN MARTIN	Probable (UG)	Oxides	2,506,767	175	0.19	-	-	14,102,450	14,979,801
	Total Proven & Probable (UG)	Oxides	3,834,866	182	0.19	-	-	22,433,025	23,775,201
	Indicated (UG)	Oxides	475,399	158	0.19	-	-	2,411,853	2,578,240
SAN MARTIN	Measured & Indicated (UG)	Sulphides	741,387	60	-	0.7	1.5	1,426,856	2,753,917
	Total Measured & Indicated (UG)	Oxides + Sulphides	1,216,786	98	0.07	0.4	0.9	3,838,709	5,332,156

	Inferred (UG)	Oxides	10,010,526	172	0.19	-	-	55,316,021	58,819,635
SAN MARTIN	Inferred (UG)	Sulphides	993,661	54	-	0.7	1.6	1,722,204	3,622,607
	Total Inferred (UG)	Oxides + Sulphides	11,004,187	161	0.17	0.1	0.1	57,038,225	62,442,241

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.

The resource calculations contained in Tables 9 and 10 are based on projections of the mineralized zones of 50 metres beyond the areas of the reserves for the measured resources, and another 50 metres beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Company’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the boundaries of reserve blocks. Mineral resources do not include development details for underground mine accessibility and mine planning.

Since the date of the mineral reserve and resource estimate contained in Table 9 to December 31, 2013, approximately 1,370,890 ounces of silver equivalent (including gold and lead) have been produced from the San Martin Silver Mine. Production at San Martin for the year ended December 31, 2013 amounted to 322,618 tonnes of ore of which 255,171 tonnes of ore were processed from reserves and 67,447 tonnes of ore were processed from outside of reserves.

Mining Operations

The San Martín Silver Mine includes an underground mine, which has been largely developed through six main adit levels at an approximate 35-metre vertical separation. Each one of the levels has been developed to a maximum extension of approximately 3,000 metres, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to the December 31, 2012 cut-off date, over 5.4 million tonnes of silver ore have been extracted and processed for sales of approximately 38.1 million ounces of silver, including some gold and lead. Most of the San Martin ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca, Rosario, Cinco Señores, Condesa, and La Esperanza veins. Since this cut-off date, to December 31, 2013, an additional 322,618 tonnes of ore have been mined with an average grade of 153 g/t Ag, 0.2 g/t Au, resulting in 1,370,890 ounces of silver equivalents being produced.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 metres. Main access levels are San José, Santa Maria, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 metres above sea-level. Production also occurs from the La Blanca vein, a vertical split off the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall.

Mine production has come from stopes located on La Escondida, San José, Ballenas, Cangrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Opening sizes are driven at 4.0 metres by 3.5 metres. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 650 to 950 metres per month. The average productivity in headings is 0.7 metres per man shift, which is in the normal range for this type of development.

During 2013, development was focused also at the Rosario mine with the objective of preparing the mine for additional production in 2014. To date five cut and fill stopes are in production in this area.

Mechanized cut and fill stopes are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about eight metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. During the last two years a long-hole drill system has been operating to recover some ore that was left in the pillars. Stopes are mined by breasting down, and drilling is with a single-boom jumbo or with hand-held jackleg air drills. Blasting is with ANFO primed with sticks of water gel, which is initiated with a Non-El® cap.

Underground loading and haulage is performed with two cubic yard, three cubic yard and five cubic yard Load-Haul-Dump machines (Scooptrams) and 10 to 22 tonne capacity trucks. Mineralized material from the underground workings is hauled to stockpile areas near the main adits. This ore is loaded from the stockpiles with front-end loaders into 22-tonne capacity trucks for transport to the mill some 13 kilometres away over a gravel road. Ore haulage from the mine to the mill is performed by a contractor.

Since December 31, 2012, several improvements have been made at the mill in order to improve efficiencies, costs and throughput. These changes have resulted in increasing the current mill throughput to 1,200 tpd. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crowe process. The Company also runs additional processes including an acid wash and lead elimination processes prior to producing a final precipitate. The precipitate is then smelted to produce silver doré for shipment to commercial refineries. In addition to the cyanidation system, the plant can produce a gravity concentrate and there is also a flotation circuit which is presently in care and maintenance pending further capital investment and improved and sustained prices of lead and zinc. The average daily throughput in 2013 was 884 tpd all of which was through the cyanidation circuit for the production of silver doré.

Production for 2013 amounted to 322,618 tonnes grading 153 g/t Ag and 0.20 g/t Au resulting in total silver production of 1,250,774 ounces plus 120,116 ounces of silver equivalents from gold production for a total equivalent silver ounces of 1,370,890. A total of 255,171 tonnes of ore came out of the current delineated reserve/resource while 67,446 tonnes were mined from areas that were not included in any previous delineated estimates.

Capital and Operating Costs

The site operating costs for San Martin averaged $52.00 per tonne mined and milled during the year 2013. The San Martin operating costs are based on the mining, milling and processing of 322,618 tonnes of oxide ore during 2013. The 2013 annual production costs averaged $13.47 per ounce of silver.

Capital expenditures for the San Martín mine operation during the last few years have mainly been for replacement of mine equipment and mine development and exploration. However, during the past year, management has embarked on an expansion program to upgrade mine and plant facilities and increase the mill throughput from 900 tpd to 1,300 tpd, and capital spending for plant upgrades, including replacing undersize equipment with larger units or installing additional equipment. 1,300 tpd is anticipated to be reached in the first quarter of 2014

RPM prepared a base case cash flow based on proven and probable reserves, which extends the mine life for 9-½ years through 2022. The projected net revenues are $485.9 million, with cumulative operating cash flow of $226.6 million, and net cumulative cash flow of $120.8 million after capital costs, sustaining capital costs, profit sharing, and taxes. The investment in the expansion project will require a payback period of 2.2 years and NPV of the expansion project of $89.9 million at a discounted rate of 5 percent resulting in a 255% internal rate of return.

The historical assumptions for this Life of Mine analysis (prepared by RPM in 2012) cash flow are:

  Proven and Probable Mineral Reserves of oxides mineralization. Increasing mining production from 900 tpd in 2013 to 1,300 tpd in 2014.
  Underground mining methods with average grade of Reserves at 160 g/t Ag.
  Mine plans were designed for the Mineral Reserves.
  Metallurgical recovery is estimated to average Ag 78%.
  Annual metal prices based on $28.82/oz Ag for 2013 to 2022.
  Constant operating costs at $46.19 per milled tonne.
  Estimated capital costs of $26.9 million in 2013 and $66.1 million of D&E for the LOM, and sustaining capital costs of $12.8 million for the LOM.
  Expected annual production to reach 1.8 million silver ounces in 2017 at a cash cost of $11.45 per silver exclusive of by-products.

Del Toro Silver Mine, Zacatecas State, México

Certain of the information on the Del Toro Silver Mine is based on the updated and restated technical report titled, “Technical Report for the Del Toro Silver Mine, Zacatecas State, Mexico” prepared by Leonel Lopez, C.P.G. of RPM and dated August 20, 2012 (the “Del Toro Technical Report”). Mr. Leonel Lopez is an independent Qualified Person for the purposes of NI 43-101. The Del Toro Technical Report is an update of the previously filed technical report for the Del Toro Silver Mine dated May 18, 2012 and includes results of additional drilling and assays completed to June 30, 2012. The Del Toro Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Del Toro Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

The Del Toro Silver Mine, which has recently completed Phase 1, currently in pre-production, is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, Mexico. The property is wholly-owned and operated by First Majestic Del Toro, S.A. de C.V. ("FM Del Toro"), a wholly-owned, indirect subsidiary of First Majestic.

The Del Toro Silver Mine consists of 31 mining concessions including 25 contiguous concessions, three concessions in a neighboring area, including 8 other concessions that have been acquired by First Majestic and is under registration, covering mineral rights for 570 hectares (1,408 acres). These mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest dates of renewal of First Majestic's concessions at the Del Toro Silver Mine are for the Perseverancia concession which has a renewal date of April 23, 2021. FM Del Toro owns all mineral rights in the concessions. The recently acquired Verdiosa and Nueva India mining claims have a 1% NSR royalty capped at $200,000 and $500,000 U.S. dollars respectively. There are no other encumbrances on the Del Toro Silver Mine mining concessions.

At the Del Toro Silver Mine, the access to San Juan, Perseverancia and most other mining prospects is open due to historical works and developments. First Majestic has acquired five parcels of surface rights covering 216.31 hectares (534.5 acres) from private owners for plant installations, tailings storage, and other project's requirements. Del Toro's Environmental Impact Study (EIS) was approved and permits for change of the use of land were granted.

The Del Toro Silver Mine includes two main mineral deposits under exploitation, exploration and further development; San Juan and the Perseverancia mineral deposits plus two newer areas of focus, the Dolores and San Nicolas mineral deposits which are currently being defined by drilling and underground development. Ground breaking for the construction of a dual process 4,000 tpd plant commenced in April 2011. All necessary infrastructure for commencing Phase 1 operations at a rate of 1,000 tpd was completed in January 2013 and preproduction commenced on January 23, 2013. A phased ramp up is planned whereby production is expected to reach 2,550 tpd during the first half of 2014 and late in 2014 production capacity of 2,750 tpd is planned to be reached. Further expansion to 4,000 tpd has been deferred pending a management decision which will be based on future silver prices. The capital investment in the San Juan shaft and the installation of two SAG mills was deferred which are required to achieve 4,000 tpd.

The Del Toro Technical Report describes First Majestic's exploration results on the San Juan, Perseverancia, Dolores and San Nicolas mineral deposits to June 30, 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Del Toro Silver Mine is located in the northwestern part of the state of Zacatecas, about 150 kilometres northwest of the capital city of Zacatecas in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. It is located at about 40 kilometres southeast of First Majestic's La Parrilla Silver Mine and approximately 120 kilometres southeast of the capital city of Durango. It is located at elevations of 2,300 metres to 2,900 metres while the adjacent Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 m.

Access to the Del Toro Silver Mine is by highway I-45 from Durango City 120 kilometres to the southeast past the La Parrilla Silver Mine. Driving time from Durango to Chalchihuites is about 2.5 hours. The property boundary is located approximately 1 kilometre to the east of the village of Chalchihuites while the mill is located approximately 3 kilometres away and can be accessed by all-weather dirt roads.

Another route of access to Chalchihuites is from the city of Zacatecas by highway I-45 to the northwest for 170 kilometres; from the city of Sombrerete a 50 kilometre highway leads west to the village of Chalchihuites. Driving time from Zacatecas to Chalchihuites is about 3 hours. The towns of Vicente Guerrero in the state of Durango (21,000 inhabitants at an elevation of 1,960 m) and Sombrerete in the state of Zacatecas (58,000 inhabitants at an elevation of 2,300 m) are located within 50 kilometres from the Del Toro Silver Mine area.

The Chalchihuites region's main economic activities are agriculture, cattle and mining. Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Gualterio railroad station is located 5 kilometres from Chalchihuites with connections to the rest of the country.

All basic facilities such as hotels, restaurants, telephone, including cellular, banking and postal service are available in most major population communities within the region. Elementary and secondary schools are available in all medium to major cities within the region. Higher education institutions are established in Durango and Zacatecas cities. Airports with service for international flights are available at Durango and Zacatecas cities, at 2.5 hours and 3 hours driving distance respectively from the Del Toro Silver Mine.

Approximately 4,000 inhabitants live in the village of Chalchihuites. Numerous other villages and towns are located within the mining district, such as José María Morelos (about 1,000 inhabitants), San José de Buena Vista (700 inhabitants), El Mineral de La Colorada (500 inhabitants), La Candelaria (500 inhabitants), Piedras Azules (400 inhabitants) and El Hormiguero (300 inhabitants).

The climate of the Del Toro Silver Mine area is moderate with average annual temperatures of 16°C to 18°C and semi-wet with total rainfall of 600 mm to 700 mm. The main rainy season occurs during the months of July to October.

Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses (maguey, nopal and biznaga) and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chiles, wheat and some fruit trees such as apples and peaches) in the area takes place in the valleys and lower elevation zones.

History

The Del Toro Silver Mine is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, Mexico. According to historical references during the period of 1554 – 1558 the Spanish captains Martín Pérez and Francisco Ibarra carried out expeditions to explore the Sombrerete, Chalchihuites and San Martín mineral zones.

First Majestic initiated investigations in the Chalchihuites area in late 2004 under option agreements. First Majestic has consolidated ownership of a group of properties in the Del Toro area including 21 concessions and land holdings under FM Del Toro. This group of properties includes the San Juan and Perseverancia silver deposits under exploration and development in preparation for mining. The newly discovered San Nicolás mineralization is located within the Perseverancia group of properties. In addition, the Dolores property which consists of 11.9 hectares was purchased in 2011.

Mineral deposits of the Chalchihuites mining district (the "Chalchihuites District") consist of underground silver-gold-lead-copper mines. The Chalchihuites District comprises numerous small mine developments located around a regional granodioritic intrusive within metasomatic rocks at the contact with Cretaceous limestones. Mineralized structures include: vein-type, manto replacement, and breccia pipe deposits. Most mine workings within the Chalchihuites District are superficial developments with exceptions at the San Juan silver mine where a 90 metres deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia silver mine where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 m. No official records exist of mineral production from the Chalchihuites mines; however, historical production by surveying volumes of old stopes within the San Juan and Perseverancia mine workings suggest that approximately 4,000,000 oz of silver were extracted from these mines at an estimated grade of about 700 g/t Ag, 10 % to 35% Pb and 2 to 3% Zn. The Perseverancia mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997 shipping 150 to 300 hand-sorted ore tonnes per month to the Peñoles smelter in Torreón city. The ore was reported to contain 1,500 to 3,000 g/t Ag and 20 to 40% Pb in sulphides.

Geological Setting

The Del Toro Silver Mine is located within the Chalchihuites District in the State of Zacatecas, Mexico. The Chalchihuites District consists of multiple mineral occurrences enclosed by skarns which surround a regional intrusive and various satellite stocks of granodioritic composition intruding Cretaceous limestone rocks of the Cuesta del Cura and Indidura Formations.

The Chalchihuites District mineral occurrences generally consist of silver/lead/zinc/copper in oxidized and sulphide mineral concentrations. At present, First Majestic's exploration in the Del Toro Silver Mine area is focused in the San Juan, Perseverancia, Dolores, and San Nicolás mineral deposits. The San Juan deposit comprises three silver/lead/zinc mineral concentrations identified by underground workings and drilling. These mineral concentrations consist of mineralization in sulphides with oxides in the upper parts. The Perseverancia deposit comprises two high grade breccia pipes with silver/lead/zinc in sulphides. The Dolores and San Nicolás consist of vein deposits and are under preliminary exploration investigations.

Regional geology of the Chalchihuites District is dominated by a 15 kilometre-long N60°W anticline. This structure is composed of an uplifted sedimentary calcareous sequence of Cretaceous rocks intruded by a granodiorite intrusive about 7 kilometres by 1 kilometre. The Del Toro Silver Mine mineral deposit's geology consists of mineralized structures within skarn and granodiorite along the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura Formations.

Exploration

Since the acquisition of the Del Toro Silver Mine, First Majestic has conducted an exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the San Juan, San Nicolás, Perseverancia, and Dolores areas to access the mineralized zones and for preparation of underground workings for drilling sites.

First Majestic's exploration, preparation and development program for Del Toro has been focused on the investigation of four main mineral deposits within the Chalchihuites District; San Juan which includes four mineralized areas (Deposits 1, 2, 3, Zinc, and the new Lupita vein), Perseverancia which includes the San Nicolas vein and two chimneys, and the Dolores vein system. Other target areas within the property will be explored in 2014.

First Majestic has carried out two geophysical investigations to confirm previous studies within the Del Toro property. These investigations have confirmed the presence of significant IP, resistivity and magnetic anomalies in skarn and intrusive rock. First Majestic carried out a systematic geochemical exploration survey over the whole property to complement the geophysical surveys in 2013. The geochemical program included a total of 1700 soil and rock samples to confirm and assess some of the target areas resolved by the geophysical surveys. Lead, zinc and silver geochemical anomalies were resolved and they will be further investigated with drilling exploration in 2014. Geochemical samples were collected on a 50 by 100 metres grid and quality controls (reference standard materials, blanks, duplicates and pulp checks) were inserted in every sample batch prior to submission to the laboratory. All the samples were analyzed at the Parrilla’s Central laboratory and pulp checks were analyzed at SGS. The geochemical and geophysical surveys resolved anomalies that in combination with geologic mapping have resulted in the definition of exploration targets for 2014; e.g. Fanny-Lupita, Zaragoza-Huitron, Carmen-Consuelo and Cotorras. Two types of exploration targets have been defined; shallow vein targets (structurally controlled) and deep massive sulphide replacement targets. Additionally, characterization of alteration minerals of the geochemical samples is being carried on with a Terraspec ASD in order to prepare an alteration map of the whole property.

Mineralization

Mineralization at the Chalchihuites District is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with high silver content. These mineral assemblages have been affected by oxidation and secondary enrichment processes. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, such as the Cuerpo Uno at the San Juan deposit, which contains sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

Drilling programs at the Del Toro mining district have been limited by past operators, since the best exploration results may have been obtained through underground development. However, First Majestic has obtained positive results by increasing drilling to define the extent of known deposits and to evaluate new mineralized zones, as well as to investigate continuity of ore shoots along strike and to depth for development.

First Majestic initiated a drilling program to explore the various areas of interest within the Del Toro holdings in 2004. The entire program through June 30, 2012, consisted of 141 diamond drill holes, for a total drilled depth of 45,143 metres distributed in the following areas: San Juan (61 + 27), Perseverancia (4 +12), Dolores (0+ 8) and San Nicolas (12 + 14) from underground and surfaces respectively. From the last Technical Report cut-off date of June 30, 2012 to December 31, 2013 the exploration program has continued with a total of 123 holes over 28,265 metres.

In the opinion of the author of the Del Toro Technical Report, First Majestic's exploration programs have established a significant resource/reserve base for the Del Toro Silver Mine. First Majestic has increased the resource/reserve base for projected operations at a ramp up plant capacity from 1,000 to 4,000 tpd for an estimated period of a minimum six and one half years of mine life.

Drilling

First Majestic has been drilling within the Del Toro property limits since November 2005, shortly after executing an option agreement to acquire the Perseverancia group of properties. First Majestic has had up to seven drill rigs operating from surface and underground drill sites.

First Majestic's exploration drilling program at Del Toro up to December 31, 2013 included a total of 261 holes for a total drilled depth of 73,408 m. First Majestic's drilled 11,430 metres in a total of 63 drill holes of which 49 were underground and 14 were from surface in 2013.

First Majestic's drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. The sample database does not include the mine channel samples. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, First Majestic has detected no apparent deviations in drill holes. First Majestic has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 m. Deviation is defined with one survey reading at the bottom for holes of 150 metres in depth and 2 survey readings for holes longer than 150 metres; one reading at the middle and one reading at the bottom of the hole. An estimated 92.6% core recovery including surface and underground drilling has been obtained from the exploration program. From June 30, 2012 to December 31, 2013, a total of 28,265 metres were drilled and are in the process of being incorporated into the drill database.

Logging is performed by Del Toro’s mine geologists in each of the areas being investigated. The geologists also determine the sample intervals. Samples are generally taken according to geologic features generally at less than 1.50 metres sample intervals. Trained assistants are in charge of core measuring to determine recoveries, splitting and sampling as per the geologist's indications. All core samples from exploration drill-holes are sent for assaying to the SGS certified laboratory in Durango. Quality controls such as reference standard materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks are inserted in every sample batch from exploration drilling.

Geologic interpretations are carried out by First Majestic geologists on site, based on cross sections at 30 metres spacing along the mineralized structures strike for vertical interpretations including drill intercepts and underground mine workings projections. Plan view interpretations are prepared at about 10 metres elevation spacing. These sections and plan view maps are the basis for mineral resource estimates.

Resource/reserve grades are based on projected averages from channel samples along drifts and crosscuts in underground workings at projected distances of 15 metres from the sampled areas. Drill hole intercepts are applied for geologic continuity interpretations and resource grade estimates.

Sampling and Analysis and Security of Samples

The current sampling team at the Del Toro mine consists of three sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by two project geologists.

All samples are placed in pre-numbered bags which are sealed including sample number inside and outside of the bags. The individual sample bags are collected in sacs that contain all the samples of one drill hole or one mine stope.

All the sealed sacs including individual drill hole or mine stope samples are collected by a representative person of the lab. Channel samples and production drilling core samples are sent to the mine’s laboratory and all the exploration core and chip samples are sent to the SGS laboratory in Durango. Custody of the samples remains with the First Majestic project geologist until delivered to the representative of the external lab.

Exploration sampling for resources delineation at Del Toro is conducted by drifting, crosscutting and ramps construction for access to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine workings and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2 metres to 3 metres, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.50 metres along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the mineralized structural zone. Each sample weighs approximately 4 kg. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification. First Majestic has implemented this channel sampling procedure in all its operations and exploration projects. All Del Toro Silver Mine channel samples are sent for assaying to Inspectorate Labs for assaying.

The author of the Del Toro Technical Report has recommended that the sampling procedures include field duplicate samples (for instance, one duplicate for every 20 samples) at the mine workings, and duplicate pulp samples to confirm the sample preparation and assaying methods. The author has recommended that samples be duplicated at about 5% for each case, field duplicates and pulp duplicates. The current assay QA/QC program followed at Del Toro consists insertion of the following quality controls (20%); three reference standard materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks that are sent to a commercial certified laboratory for every sample batch. Quality assurance consists on performing basic statistics for assays of the quality controls and doing visual inspection on correlation plots prepared with the assay data of the quality controls.

Sampling of the drill core is done after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with a diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to SGS Lab in Durango City.

Drill-hole data is included in the resources calculations, and is generally applied at Del Toro in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Mineral Resources and Reserves

Exploration studies at the Del Toro Silver Mine from 2004 to December 31, 2013, add up to 261 drill holes completed from underground and surface sites with a total of 73,408 metres drilled; 15 kilometres of geophysical surveying (IP/RA), program covering 2,325,000 square metres of aeromagnetic investigations; and over 1,700 soil and rock samples for geochemical research taken at a 50 by 100 metres spacing and covering the whole property.

The following table a summary of mineral resources at the Del Toro Silver Mine, all as reported in the Del Toro Silver Mine Technical Report as at June 30, 2012.

Table 11 - Del Toro Silver Mine
Summary of Mineral Resources "In Situ" as of June 30, 2012

Deposit	Tonnes	Width m	Au g/t	Ag g/t	Pb %	Zn %	Ag (only) oz	Ag oz eq	Total Ag oz eq
Mineral Measured Resources Sulphides
Total Measured Resources	574,917	5.67	0.00	250	5.00	3.95	4,613,963	4,081,853	8,695,816
Mineral Indicated Resources Sulphides
Total Indicated Resources	4,823,710	9.07	0.12	182	2.93	3.04	28,251,935	24,030,831	52,282,767
Total Measured + Indicated Sulphides	5,398,628	8.71	0.11	189	3.15	3.14	32,865,899	28,112,684	60,978,583
Total Measured Resources Oxides	1,388,751	14.10	-	146	1.57	2.00	6,508,290	461	6,508,751
Mineral Indicated Resources Oxides
Total Indicated Oxides	1,823,126	14.40	0.01	154	2.07	2.28	9,018,480	24,420	9,042,901
Total Measured + Indicated Oxides	3,211,877	14.29	0.00	151	1.88	2.18	15,526,770	24,881	15,551,652
Measured + Indicated Sulphides + Oxides	8,610,505	10.45	0.07	175	2.67	2.77	48,392,669	28,137,566	76,530,235

RPM review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulphides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-$25/oz, Au-$1,600/oz,Pb-$0.90/lb, Zn-$0.90/lb.

Mineral Inferred Resources
Mineral Inferred Resources Sulphides
Total Inferred Resources Sulphides	6,720,568	8.44	0.11	173	2.92	4.26	37,472,703	39,887,080	77,359,783
Mineral Inferred Resources Oxides
Total Inferred Oxides	777,194	6.69	0.00	178	2.35	2.48	4,450,051	0.00	4,450,051
Total Inferred Sulphides + Oxides	7,497,762	8.32	0.11	174	2.12	4.08	41,922,754	39,887,080	81,809,834

Inferred Resources Sulphides Zinc Ore Body	3,084,929	7.95	0.00	6	0.18	3.56
Metal Prices
Au = $1,600/oz Pb = $0.90/lb
Ag = $25/oz Zn = $0.90/lb

RPM review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulphides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-$25/oz, Au-$1,600/oz,Pb-$0.90/lb, Zn-$0.90/lb.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Inferred Mineral Resources do not have economic value and these have not been included in this TR as part of the economic analysis.

First Majestic continues with an exploration program in the area with the goal of increasing, upgrading and adding new resources at Del Toro. The following table shows the most recent resource and reserve estimates for the Del Toro Silver Mine prepared and reviewed by the Company’s internal Qualified Person, Mr. Ramon Davila as of December 31, 2013.

TABLE 12
Mineral Reserves and Resources as of December 31, 2013 (based on internal Qualified Person results)

DEL TORO RESERVES AND RESOURCES AS OF DECEMBER 2013
Mine/Project	Category	Mineral type	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz)
	Proven (UG)	Oxides	788,673	153	0.01	2.3	2.2	3,873,145	3,894,579
	Probable (UG)	Oxides	363,158	134	0.00	1.9	2.0	1,559,124	1,562,493
	Total Proven & Probable (UG)	Oxides	1,151,831	147	0.01	2.2	2.2	5,432,269	5,457,072
DEL TORO	Proven (UG)	Sulphides	1,132,390	180	0.00	3.2	3.0	6,537,571	12,547,372
	Probable (UG)	Sulphides	1,757,932	245	0.23	4.4	4.6	13,855,578	27,997,288
	Total Proven & Probable (UG)	Sulphides	2,890,322	219	0.14	3.9	4.0	20,393,149	40,544,659
	Total Proven & Probable (UG)	Oxides + Sulphides	4,042,153	199	0.10	3.4	3.5	25,825,417	46,001,731
	Measured (UG)	Oxides	631,191	142	0.00	1.3	1.5	2,883,228	2,887,098
	Indicated (UG)	Oxides	808,295	157	0.04	1.9	1.4	4,076,180	4,134,962
	Measured & Indicated (UG)	Oxides	1,439,486	150	0.02	1.6	1.4	6,959,408	7,022,059
DEL TORO	Measured (UG)	Sulphides	169,994	207	0.01	3.3	2.1	1,131,518	1,920,105
	Indicated (UG)	Sulphides	672,288	165	0.04	3.7	2.0	3,557,624	6,886,611
	Measured & Indicated (UG)	Sulphides	842,282	173	0.03	3.6	2.0	4,689,142	8,806,715
	Measured & Indicated (UG)	Oxides + Sulphides	2,281,768	159	0.03	2.4	1.6	11,648,550	15,828,775

	Inferred (UG)	Oxides	1,602,922	167	0.04	2.4	2.1	8,589,178	8,701,325
DEL TORO	Inferred (UG)	Sulphides	5,283,964	174	0.12	3.5	5.4	29,500,830	70,594,560
	Total Inferred (UG)	Oxides + Sulphides	6,886,886	172	0.10	3.3	4.6	38,090,008	79,295,885

DEL TORO	Other (Inferred Zn body)	Sulphides	4,181,904	7	0.01	0.2	3.1	991,969	12,522,062

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.

Geologic interpretations of the San Juan deposits indicates the presence of several vein-like and replacement deposits, while drilling at Perseverancia shows continuity at depth of two "high-grade" chimneys, which suggests that significant silver, lead and zinc deposits within the Del Toro property may still remain to be explored. During the Perseverancia ramp development a new mineral deposit was discovered in November 2011, the San Nicolas vein deposit whose continuity has been mapped on surface outcrops and small old workings for an extension of over 1.0 kilometre. Development is now in progress at the San Nicolas vein. The Company’s planned exploration program for 2014 is focused on drilling shallow vein targets around the San Juan mine and deeper chimney and manto type targets around Perseverancia mine.

For reserve and resource estimation, the cross sectional area of mineralization is drawn on each of the blocks using AutoCAD software and the assayed sample lengths. Tonnage and grade are based largely on channel and core samples. Ore blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones. The vertical extension of the ore blocks is projected at half distance between contiguous drift levels. The vertical extent of the proven and probable reserve and measured and indicated blocks is generally less than 25 metres and the extent of the inferred resource blocks is generally less than 50 m. The estimated reserve and resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and known ore shoot continuity. The Del Toro mineral resource estimates are based on accessible underground workings and drill-hole intercepts.

Mining Operations

In early 2011, based on positive exploration results and robust economic evaluations, First Majestic's management decided to construct a mill and process plant for the Del Toro Silver Mine, consisting of flotation circuits as well as a counter-current decant cyanide circuit, and initiate stope and ancillary underground development at the San Juan, San Nicolás, Perseverancia and Dolores mineralized areas. Excavations for preparation for construction of the mill and plant have commenced. Upon completion of the sulphide recovery circuit for the mill and process plant, First Majestic declared commercial production in April 2013 with a total of 285,491 tonnes processed in 2013. The start-up of the counter-current decant cyanide recovery circuit for oxidized silver and gold ore began operations in October 20, 2013 with a total of 34,370 tonnes in 2013 and reaching commercial production in January 1, 2014.

The Del Toro Silver Mine operations include production from three different underground areas, each of which is planned to be developed as an independent operation. These operations are planned at San Juan, Perseverancia/San Nicolás and Dolores.

The major part of Del Toro’s Reserves and Resources are located within the San Juan area, which contains all the oxide ore and the bulk of the sulphide ore. The principal access to the San Juan area is a decline, driven from the surface during the exploration phase of the project, and which is being continued as the principal access for ore body development as well as for use as an ancillary haulage way and service facility. This decline has been driven at a cross-section of 4.5 X 4.5 metres at a maximum gradient of 12%. It has been extended to the 11 Level (2,140 metres above sea-level), and the total length driven to date is about 6,160 m. This decline, which will mainly be used for personnel, equipment and supplies transport once the ore hoisting shaft is completed, is expected to be extended to the bottom of the No. 3 orebody as the mine is deepened.

A major access decline has also been driven into the Perseverancia and San Nicolas ore zones and another in the Dolores area. Each of these has also been driven at a 12% gradient, and the lengths (through June 30, 2012) are about 2,125 metres and 550 metres, and 2,015 metres respectively. These three workings were also commenced during the exploration phase of the project and are being continued for stope development accesses and ore haulage.

The stoping method selected for mining the near-vertical veins and orebodies of De Toro is open cut and fill stoping, with or without in-situ support (post) pillars, with delayed backfill. Pillar support will be required in both the San Juan and Perseverancia ore zones because of the fair to poor ground conditions within the ore zones in these areas. The minimum mining width for all the cut and fill operations will be 2.0 m.

First Majestic has produced LOM production and development plans for the Del Toro Silver Mine. The basis for these plans are the estimated mineral reserves which were developed from the measured and indicated resources for both ore types resulting in 5,400,000 tonnes of sulphide ore at average grades of 189 g/t Ag, 3.15% Pb, 3.14 % Zn and 0.11 g/t of Au; and 3,200,000 tonnes of oxide ore at an average grade of 151 g/t Ag. The technical report author has not reported the lead or zinc grades contained in the oxide ore inasmuch as these metals will not be recovered in the cyanide process, nor has gold in the oxide mineable reserves been considered as it has negligible value.

First Majestic's production plan has been modified and is based on ramping up oxide ore production to 685,000 tonnes and 181,500 tonnes of sulphide ore in 2014.

Cost and Capital Expenditures

The site operating costs for Del Toro averaged $51.54 per tonne mined and milled during the year 2013. The Del Toro operating costs are based on the mining, milling and processing of 319,861 tonnes of ore during 2013. The annual production cost averaged $10.53 per ounce of silver in 2013. These operating costs were affected by the fact that the power line installation has been delayed and power has been supplied by diesel generators.

Capital expenditures to bring the mines into production were divided in three phases, phase 1 included mine development and construction of the flotation plant with a total of $59.2 million and phase 2 included the construction of the cyanidation plant with a total of $57.8 million. Phase 3 includes the completion of the new power line, the new tailings pond and tailings containment area with a total of $8.1 million, to be spent in 2014.

La Guitarra Silver Mine, México State, México

First Majestic acquired indirect ownership of the La Guitarra Silver Mine on July 3, 2012 when it acquired all of the issued and outstanding common shares of Silvermex pursuant to the Silvermex Arrangement. Silvermex and its predecessors published NI 43-101 technical reports relating to the La Guitarra Silver Mine on September 22, 2006, May 15, 2007, June 25, 2008 and a feasibility study dated January 28, 2010. These technical reports have not been approved by First Majestic and First Majestic did not rely on these reports in making its decision to acquire Silvermex and, indirectly, the La Guitarra Silver Mine. The reports are currently under review by management of First Majestic and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. In particular, management of First Majestic is not confident that an open pit mine is feasible. First Majestic is currently working on the collection of data for the preparation of an updated Technical Report. The technical and scientific information in this Circular relating to the La Guitarra Silver Mine has been approved by Mr. Ramon Davila who is a Qualified Person as defined in NI 43-101.

Property Description and Location

The La Guitarra Silver Mine is a production-stage property situated within the Temascaltepec mining district (the "Temascaltepec District") in the Municipality of Temascaltepec, State of Mexico, Mexico, approximately 130 kilometres southwest of Mexico City. It is comprised of 44 exploitation concessions covering 44,476.5 hectares (109,899.9 acres), which are operated and either owned or leased by La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), an indirect wholly-owned subsidiary of First Majestic. Some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 39 of the mineral concessions and 5 concessions that were leased from a third party, Mario Héctor Gottfried Joy, which were acquired by the company in December 2013.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

La Guitarra currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein. In order to expand operations, First Majestic may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

There are no royalties in effect over the concessions at La Guitarra.

La Guitarra has all necessary permits for current mining operations. The permitting of a 1,000 tpd cyanidation processing facility is currently in the planning and evaluation stage. It is anticipated that permit applications will be submitted to the Mexican authorities during 2014. Activities at Nazareno and Coloso are being conducted with a new permit. The permitting process for the surface exploration works at La Guitarra NW and Mina de Agua are in the process of being obtained, additionally, negotiations with the community of Mina de Agua are being conducted in order to allow the Company to access the old Mina de Agua mine. A favorable resolution is expected in the second quarter of 2014.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Temascaltepec District and La Guitarra Silver Mine are located approximately 150 kilometres southwest of Mexico City, in Mexico State, and approximately 65 kilometres from Toluca. La Guitarra is at an elevation of approximately 2,100 m. The nearest local town is Temascaltepec, which is approximately 6 kilometres from La Guitarra Silver Mine.

International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District – current areas of operations are situated less than 2 kilometres from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

The climate in the area is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

The La Guitarra Silver Mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from kilometres outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and projected production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

The mine and the plant facilities at La Guitarra are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees that are less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad, relatively flat flood plains that are used for agriculture.

History

Mining in the Temascaltepec area started in the mid-1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 kilometres southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the Temascaltepec District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico's largest silver producers, generating roughly 10% of the country's total mineral wealth. The mine was well known for its very high, or 'bonanza'-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crises in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec District.

Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec District was the third largest silver producer in Mexico.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards were purported to have begun as early as 1555, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tpd. In 1993, Luismin SA acquired the property and began consolidating the Temascaltepec District. Luismin SA expanded the reserve base in La Guitarra Silver Mine and increased the milling capacity to 320 tpd.

In August of 2003, Genco Resources Ltd. purchased the La Guitarra Silver Mine from Luismin S.A. de C.V. and later in 2010 Silvermex Resources, through a business combination agreement gained control over all mineral concessions within the Temascaltepec District. In July, 2012, First Majestic acquired Silvermex.

Geological Setting

The La Guitarra Silver Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra Silver Mine and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Agua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped the La Guitarra area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra area were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 kilometres and a width of greater than 4 kilometres.

The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than 1 metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from one metre to 50 metres from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

La Guitarra vein system outcrops along a strike of more than 3.5 kilometres and has been explored in part to a depth of 500 m. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 metres to 4 metres wide mineralized zones are situated within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite. The mineralization appears to have occurred over three stages:

  the 1st stage contains most of the base metal mineralization;
  the 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and
  the 3rd stage has the highest silver-gold grades, but does not have significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

Exploration and Drilling

Between July 2006 and August 2008, Silvermex conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation ("RC") drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused on, but not limited to, testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Silvermex's own personnel. In August 2011, Silvermex resumed exploration activities in the Temascaltepec District drilling 7,623 metres of core drilling in the Coloso area. The geological data base generated by Silvermex is currently being reviewed by First Majestic’s personnel. Additionally, First Majestic found that some legacy core has been lost due to poor storage and since acquisition of La Guitarra mine, First Majestic built a new core shack and has work on core organization. In 2013, First Majestic drilled 11,674 metres in 71 holes, 64 holes were drilled from underground and 7 holes were drilled from surface.

Sampling Analysis and Security

La Guitarra’s current sampling team consists of two sampling crews, one for ore control chip sampling and the other for quality control channel sampling. Representative chip samples are collected with chisel and hammer and channel samples are cut and broken with electric saw and hammer. The broken sample is collected on a tarp, put in numbered sample bags and channel samples are weighted prior to be sent to the laboratory. The channel samples are weighted to compare the real weight of the sample versus the expected weight calculated using channel length, width, depth and average specific gravity. Real versus calculated sample weights are plotted into bivariate plots to monitor possible sample swaps.

Chip and channel samples are the primary means of sampling in the mine (stopes, drifts, crosscuts, ramps, etc) and are taken perpendicular to the vein structures. Sampling crews collect chip samples at regular intervals of 3 metres for ore control and channel samples at 12 metre intervals. Muck piles are sampled for ore control purposes. Chip and channel samples have lengths that vary from tens of centimetres to usually one metre depending on the width of the mineralized structure. Chip and muck samples are used for ore control and they are assayed at La Guitarra´s local laboratory. La Guitarra’s lab performs periodic assay checks with Parrilla’s Central Laboratory. Channel samples are assayed in a certified laboratory.

A sampling line or channel typically consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. All samples are marked with paint by the geologist and numbered on the walls of the drifts for proper orientation and identification.

Core samples from exploration holes are cut with a saw and half core is sent to a certified laboratory for assaying. Quality controls are inserted in chip, channel and core sample batches prior to sending to the corresponding laboratory. Quality controls include; three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks with a secondary or arbitral laboratory. Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality controls.

Mining and Milling

Mining at La Guitarra is from underground stopes. The main mine access at La Guitarra vein is via 4 metres x 4 metres haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stopping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

During the second half of 2013, permitting was obtained to initiate development work at the El Coloso area which is being prepared for production in 2014, development and access is being achieved with a ramp of 4 by 4 metres and up to date 1 production area is being completed.

The La Guitarra mill after expansion is rated at 500 tpd. In 2013, the production was approximately 470 tpd with an annual production of 171,662 tonnes and annual production of 1,101,593 ounces of silver equivalent. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. The crushed ore is ground in the three ball mills in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to Manzanillo where a third party broker receives the concentrate and makes final payment generally within 60 days. Historically, life of mine average silver recoveries since 1991 have been approximately 84% and the life of mine average gold recoveries have been 83% at the La Guitarra mill.

Cost and Capital Expenditures

Silvermex incurred significant capital expenditures in fiscal 2009, 2010 and 2011 to identify new Reserves and Resources, upgrade the mining operations and develop new areas for mining. Since acquisition of Silvermex, First Majestic has drilled a total of 29,745 metres in 211 holes at La Guitarra; 185 holes have been drilled from underground and 26 holes have been drilled from surface. In 2013 First Majestic drilled 11,674 metres in 71 holes, 64 holes were drilled from underground and 7 holes were drilled from surface. During 2013, a total 5,408 metres of development were completed at the different areas of La Guitarra mine.

Plomosas Silver Project

The Plomosas Silver Project is located approximately 94 kilometres southeast of Mazatlan in southeast Sinaloa State, Mexico and is adjacent to the town of Rosario. Access to the Plomosas Silver Project is by driving approximately 220 kilometres of toll road from Durango city to the Rosarios town, then driving south another 15 kilometres of paved road to get to the intersection of the Chilitos village. Another 16 kilometres of paved road are driven east to get to the Matatán village and finally 30 kilometres of dirt road are driven to get to the La Rastra village and then 4 more kilometres to get to the Perleros camp site at the Plomosas Silver Project.

The Plomosas mining district is historically known as a significant area for silver, gold, lead and zinc production. There are two key areas of interest within the property boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility, a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 kilometre - 33 KV power line, 120 man camp, infirmary, offices, shops and warehouses, and an assay lab. As well, extensive underground development at the Rosario and San Juan mines allow rubber tire access to mineralized zones. These existing developments are expected to allow First Majestic to accelerate development at a significant cost savings when it determines to proceed with the project.

Plomosas is 100% owned by First Majestic’s Mexican subsidiary Minera La Rastra S.A. de C.V. and was acquired in July 2012 as a result of the acquisition of Silvermex Resources. The mining claims consist of 13 mining concessions covering 6,986 hectares.

The Company is utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include the preparation of an NI 43-101 resource estimate and the continued exploration at depth and along strike of the existing known structure. The Company will also collect material for advanced metallurgical testing and, if justified, develop a comprehensive mine plan for the potential extraction of the resource.

A 2001 report by Grupo Mexico states that the Rosario Mine has estimated historic proven and probable reserves and inferred resources of 609,891 tonnes grading 134 g/t Ag, 3.24 % Zn, 2.21 % Pb, and 1.05 g/t Au. According to a Grupo Mexico´s internal report dated January 17, 2001, the reported reserves and resources were calculated by Grupo Mexico (IMMSA) by the time they were closing operations at Rosario in 2000. The 2001 report contains longitudinal sections with grades and tonnages but it does not have details about the method or assumptions used for the estimates. The mine has extensive development and has been partially refurbished by the previous operator in preparation for an 800 tpd operation and has also been dewatered and undergone partial rehabilitation. The historic reserves are located in a number of mineral zones, which include the Veta Plomosas, Plomositas, Lead/Zinc Stock Work and Silver Stock Work. Extensive data collection, underground mapping, control surveys, resource modeling and preliminary exploration programs have been completed by the prior operator. An extensive underground channel sampling program has been completed at Rosario, which yielded positive results with numerous high grade intersections of gold, silver, lead and zinc. The stock work zones have potential for tonnage expansion along the strike and dip of the Rosario fault structure.

The San Juan mine is located near the Plomosas mill site. Extensive data collection, underground mapping, control surveys and exploration programs have been completed at San Juan by previous operators. The San Juan development consists of a main adit approximately 5 metres in width, 5 metres in height and 250 metres long, a crosscut extending easterly for 150 metres, plus a ramp with a further 150 metres development. The mineralized structure averages 3 metres in width and has been traced down dip for approximately 150-200 metres. A decline has been drilled into the San Juan zone and has been tested over a vertical distance of 40 metres with the zone still open to depth.

A qualified person has not done sufficient work to classify the historical reserves and resources at Plomosas as current mineral Reserves or Resources. The historic Reserves and Resources at Plomosas do not conform to National Instrument 43-101 for reporting purposes; as such the Company is not treating these historic estimates as current mineral Reserves or Resources. The historical reserves do not have demonstrated current economic viability and are being treated as historical estimates. These estimates should not be relied upon until they have been verified by further due diligence and by the Company's “Qualified Person”. In order to verify or upgrade the historical estimates, the Company will need to complete a diamond drilling program consisting of approximately 5,000 metres at the Rosario and San Juan mines. The drilling will confirm the historic reserves and resources reported by Grupo Mexico and will allow the Company to plan a second exploration program focused on locating extensions of the known mineralization.

La Luz Silver Project

The La Luz property is located approximately 25 kilometres west of the town of Matehuala in the San Luis Potosí state of México which lies about 259 kilometres to the south of the industrial city of Saltillo and about 170 kilometres north of the city of San Luis Potosí. Access to Matehuala from the major cities is via the north-south Highway 57 which connects México City to the United States.

Real de Catorce is an old mining district with an estimated historic production, between 1773 and 1990, of 230 million ounces of recovered silver. The majority of production (150 million ounces) occurred from 1773 to 1776 with the remainder occurring after 1851. A former operator estimated that the average grade of all production over the life of the mines was about 1,350 g/t silver (Grace, 1997).

The property was acquired by First Majestic in November 2009 as a result of the purchase of all the issued and outstanding shares of Normabec Mining Resources Ltd. The property consists of 22 mining concessions covering 6,327 hectares.

As disclosed in the technical report dated July 25, 2008 (“La Luz Technical Report”), La Luz property contains an aggregate of 33,710,173 ounces of measured and indicated resources (silver only), and an aggregate of 13,120,457 ounces of inferred resources (silver only). The Company has not confirmed the Resources and Reserves disclosed in the La Luz Technical Report.

No current plans exist for exploration or development of this property, however, due to the historic nature of this region, the Company’s plans will be designed to maintain and improve the area.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries with the London Bullion Market. The physical silver doré bars are delivered to one of three refineries where doré bars are refined to commercial 99.9% pure silver bars. The concentrates containing silver, lead, zinc and gold are delivered two brokers in Manzanillo, Mexico where it is mixed with other concentrates and shipped abroad to smelters where it is smelted to separate the base metals by-products of lead and/or zinc from the silver for delivery to the global buyers of silver, lead or zinc. The metal refineries and smelters charge the Company for their refining and smelting services. Refining of doré bars is a fraction of the cost of smelting concentrates for silver.

The Company delivers its production via a combination of private aircrafts and armoured cars to a number of refineries and smelters who then, once they have refined or smelted the silver to commercial grade, transfer the silver and by-products to the physical market for the consumption of the silver and the by-products. The Company transfers risk of ownership at the time it delivers its doré and concentrates to the refineries and smelters, and in turn receives immediate assignment of provisional contained metals to its brokerage accounts. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the outturn of the smelted metals, usually 45 to 60 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 days and any final variances in assays is settled at that time through the refiner assigning any differences to the metal brokers. The Company receives 95% of the value of its sales of doré on delivery to the refinery, and 90% of the value of concentrates on delivery to the smelter, with final settlements of the remaining 5% or 10% upon outturn of the smelted or refined metals, less processing costs.

As the Company has a number of metal brokers and refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers or smelters.

First Majestic’s senior management in Vancouver, Europe and México negotiate sales contracts for First Majestic operations. Contracts with smelting and refining companies as well as metals brokers and traders are entered into and re-negotiated as required. The Company sells its silver doré and its by-products through three international brokerage organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through two international organizations with a good credit rating, with an alternate available to prevent any dependency on the existing smelter of silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Approximately 1% of the Company’s production was sold in retail transactions during 2013. Products sold included half ounce and one ounce rounds, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

The Company has not implemented a formal social responsibility policy, however, the Company believes that it holds itself to the highest possible standard in corporate citizenship. From the beginning, social responsibility has been at the foundation of the Company’s core values and the Company is committed to growing in a sustainable manner that supports the well-being of local communities.

The Company’s ongoing goal is to make meaningful contributions to every community in which it is active and to build long term relationships within these communities. The Company engages the local workforce, strives to provide new opportunities and continually looks for ways to better the lives of its employees and their families.

Beyond the economic benefits of the Company’s mining operations, the Company assists local populations in many other key areas in proximity to its mines. The Company strives to maintain the health of local communities by providing healthcare services and supporting local doctors, paramedics and ambulance services.

The Company has been recognized for five consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicana para la Filantropia (Mexican Center of Philanthropy). This honour from within the Mexican community recognizes excellence in corporate ethics, quality of work, community citizenship and environmental responsibility. The award affirms First Majestic’s position as a leader in corporate social responsibility, and was achieved through demonstrating transparency, environmental stewardship and sustainability within its operations and projects in Mexico.

The Company’s operations are subject to environmental regulation promulgated by government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills, release and emission of various substances related to mining industry operations which could result in environmental pollution.

The Company has implemented an environmental policy and the general objectives of the policy are:

  To meet all applicable Mexican legal requirements, particularly those expressed in the Ley General del Equilibrio Ecológico Protección al Ambiente y sus Reglamentos (Environmental Balance and Environmental Protection General Laws and Rules), through its subsidiaries;
  To reduce the level of risk in each of the areas of work;
  To maintain the highest standards of social welfare for its workers;
  To mitigate levels of negative environmental impact and if possible to have a positive impact in the environment of the mining unit;
  To monitor the optimal operation of anti-pollution equipment;
  To protect the installations and the assets of the Company;
  To coordinate and disseminate an environmental management system;
  To participate in training and continuing education programs; and
  To monitor and restrict workers and equipment from areas for of high risk.

Responsibility for each activity of the environmental programs is assigned to a person responsible for the monitoring, although the head of the environmental department is directly responsible to ensure compliance with plans and programs for the proper functioning of the system of environmental management.

The Company fully complies with all applicable environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to one of the Company's wholly-owned subsidiaries, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine. On July 3, 2012, PROFEPA awarded the Clean Industry Certificate to the Company’s wholly-owned subsidiary, Minera El Pilon S.A. de C.V., regarding its environmental activities at the San Martin Silver Mine.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of various tax bases, with credits or offsets permitted in certain cases between various tax liabilities. Furthermore, in late 2013, the Mexican government approved major reforms to the Mexican system of taxation. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México during fiscal 2013 and expected to apply on a prospective basis.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Alternative Minimum Taxes based on Cashflow (referred to as IETU), (iii) Value Added Taxes (referred to as IVA), (iv) Profit sharing taxes (referred to as PTU), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. There were no mining royalty taxes or capital taxes applicable to mining businesses in México for fiscal 2013. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria (SAT) often referred to as “Hacienda”.

Corporations which are resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2013 are as follows:

(i)

Corporate Income taxes (ISR) – 30% on a corporation’s taxable income in 2013. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses. The scheduled reduction to 29% in 2014 and to 28% in 2014 has been eliminated, effective January 1, 2014 as part of the Mexican tax reform;

(ii)

Alternative Minimum Tax or the Flat Tax on Cashflow (IETU), effective January 1, 2008, a 17.5% tax was introduced on a modified Cashflow method, creditable against income taxes on an annual basis, with the greater of ISR and IETU being due annually, with installments due monthly for each ISR and IETU based on prescribed formulae. The Flat Tax Law (IETU) has been repealed effective January 1, 2014;

(iii)

Value Added Taxes (IVA) – 16% payable monthly on taxable receipts from the sales of goods and services in México and zero % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(iv)	Profit sharing Taxes (PTU) – 10% on a corporation’s taxable income and payable to the workers in the corporation, creditable against corporate taxes payable,

(v)	Mining Rights Taxes – a nominal rate charged on a per hectare basis on a corporation’s mining rights; and

(vi)	Municipal Taxes – Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten year loss carry forward period exists, subject to inflation adjustment. OECD rules apply to Transfer Pricing matters crossing country borders. Thin capitalization rules are based on a 3:1 debt to equity limitation for foreign companies investing in Mexican mining companies.

In late 2013, the Mexican government approved a tax reform that enacted a New Mexican Income Tax Law (MITL), effective January 1, 2014, and repealed the Flat Tax Law (IETU). The new MITL maintains the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015.

The new MITL eliminates the option to depreciate capital assets on an accelerated basis, as well as the 100% tax deduction for a mining company’s pre-operating expenses. As of 2014, capital assets will be depreciated on a straight-line basis using the provided allowed percentage for each type of asset, and pre-production expenses will be amortized over a 10-year period.

The new MITL also imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax will apply beginning in 2014, but not to distributions of profits subject to corporate-level tax prior to 2014, so 2013-CUFIN balance distributions are exempted. Per the Mexico-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

The tax reform also included in the Mexican Federal Fees Law a new 7.5% Special Mining Duty on taxpayers with mining concessions. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. For IFRS purposes this new Special Mining Duty is interpreted to be an “income tax”, since the Mexican Tax legislation defined the Special Mining Duty on a determinable profit basis, therefore deferred tax on the mining royalty must be calculated. The 2014 Mexican tax reform also creates a new Environmental Mining Duty of 0.5% of gross revenues from the sale of gold, silver, and platinum. The Environmental Mining Duty and Special Mining Duty will be tax deductible for corporate income tax purposes.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Coincident with the tax consolidation, Mexico introduced an alternative minimum tax or flat tax known as the IETU, effective January 1, 2008 to attempt to limit certain companies from avoiding taxes on their cash earnings in Mexico. In December 2009, Mexico introduced tax consolidation reform rules, which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation was expected to be recaptured from 2014 to 2021. The tax reform abolished the existing consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups that began consolidating after 2007 are now required to pay income taxes deferred by virtue of tax consolidation in annual installments between the 2014 and 2018 fiscal years based on a mechanism established in specified transition rules.

The tax deconsolidation results in the availability of entity level loss carry-forwards that were previously used to shelter taxable income of other group companies.

In addition to its Mexican operations, the Company has offices in Europe which are actively involved in investments and the sales and marketing activities regarding the global market for its metal production.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 117,368,624 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no redemption, retraction, purchase, preemptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High C$	Low C$	Volume
December 2013	10.98	9.42	8,891,305
November 2013	11.71	9.78	6,803,818
October 2013	13.06	10.86	9,825,377
September 2013	15.69	12.16	11,160,572
August 2013	17.26	11.83	12,292,435
July 2013	14.36	10.72	9,227,201
June 2013	12.05	9.25	7,042,898
May 2013	12.53	9.65	15,487,422
April 2013	16.42	11.06	14,031,977
March 2013	17.62	15.33	6,876,923
February 2013	19.16	16.51	9,304,612
January 2013	20.91	17.07	9,905,221

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG” and quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company’s next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)

KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1998 to present.	Common 3,176,000 Stock Options 790,000	2.7%

RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, México	Chief Operating Officer of the Company from December 14, 2004 to present; Chairman of Minas La Colorado S.A. de C.V. from January 1994 to present; Chairman of Minera Lince S.A. de C.V. from September 2003 to present; Chairman of Minera Real Victoria S.A. de C.V. from October 2003 to present; Member of the Board for Immobiliaria Aurum S.A. de C.V. from June 2005 to present.	April 15, 2004 to present.	Common 365,000 Stock Options 567,500	Less than 1.0%

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (4) (5) Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Shore Gold Inc. from October 28, 2005 to February 2012. Chairman of the Company from September 7, 2006 to December 31, 2011.	December 15, 2005 to present.	Common 60,000 Stock Options 104,927	Less than 1.0%

DOUGLAS PENROSE, B.Comm., CA (3) (5) Chairman and Director Summerland, British Columbia, Canada	Retired. Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	Common 30,000 Stock options 134,927	Less than 1.0%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to October 2011.	November 30, 2001 to present.	Common 634,956 Stock options 154,927	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)
DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to present; Director of Pan Pacific Aggregates plc from October 2008 to December 2011; CEO of Columbia Gold plc from May 2007 to March 2009. Director of Salares Lithium Inc. from December 2009 to September 2010. Director of Talison Lithium Inc. from September 2010 to March 2013, Director of Great Quest Metals Ltd. from December 2010 to present and Director of Global Strategic Metals NL from November 2013 to present.	January 12, 2005 to present.	Common 30,000 Stock options 184,927	Less than 1.0%

RAYMOND L. POLMAN, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 1, 2007 to present.	N/A	Common 145,200 Stock options 370,000	Less than 1%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present.	N/A	Common 135,000 Stock options 370,000	Less than 1%

MARTIN PALACIOS Chief Information Officer West Vancouver, British Columbia, Canada	Chief Information Officer of the Company from January 2012 to present, Director of Global Applications and Director of IT México of Goldcorp from July 2008 to December 2011.	N/A	Common Nil Stock Options 370,000	0.0%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 117,368,624 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The aggregate number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 4,576,156 common shares of the Company or approximately 3.9% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and C.E.O. of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;
b)	the exemption is section 3.2 (Initial Public Offerings) of NI 52-110;
c)	the exemption is section 3.4 (Events Outside the Control of the Member) of NI 52-110;
d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52- 110; or
e)	an exemption from the Instrument in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

The Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2013 and December 31, 2012, respectively.

Category	Year ended December 31, 2013	Year ended December 31, 2012
Audit Fees	C$713,000	C$720,000
Audit-Related Fees	C$61,500	C$51,000
Tax Fees	C$34,000	C$37,600
All Other Fees	C$2,000	-

The audit fees relate to the audit of the consolidated financial statements of the Company, statutory audits for certain of the Company’s subsidiaries, and review of the interim consolidated financial statements for the year. The audit-related fees relates to the audit of the conversion to a SAP ERP system and other regulatory related filings and the tax fees relate to tax compliance services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Pursuant to a share purchase agreement (the “FSR Purchase Agreement”) dated April 3, 2006, the Company acquired a controlling interest in FSR for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the “Action”). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

The trial of the Action commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of C$96.3 million in favour of First Majestic against the defendants. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos’ lawyer) on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the Supreme Court of British Columbia granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account.

The judgment by the Supreme Court of British Columbia in favour of the Company was appealed by the defendants. On June 27, 2013, a justice of the Court of Appeal of British Columbia ordered the defendant to post security or provide a letter of credit in the amount of US$79.0 million by September 25, 2013. The defendant did not post security nor provide a letter of credit and as a result, on October 23, 2013, the defendant’s appeal was dismissed by the Court of Appeal.

On October 30, 2013, the defendant initiated an application to vary or discharge the Court of Appeal’s Dismissal Order. The application was heard before the Court of Appeal on December 10, 2013. The Court of Appeal has reserved judgment and the outcome of this application is presently not determinable. Judgment against Davila Santos should not be regarded as conclusive until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company’s favour it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to try to recover the unpaid portion of the judgment. The outcome of any such action is not presently determinable. There can be no guarantee of collection on the remaining C$81.45 million of the judgment amount and accordingly, the Company has not to date accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2013.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The Company is not at present party to any material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Runge Pincock Minarco prepared technical reports on the Company’s mining properties. To management’s knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mr. Ramon Davila, Ing. supervised the preparation of certain technical information set forth herein relating to the Company's mineral properties. Mr. Davila is a director and Chief Operating Officer of the Company and holds securities of the Company which represent less than 1% of the outstanding shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2013 which may be obtained upon request from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

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APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of the Company in its oversight responsibilities for:

  the quality and integrity of the Company’s financial statements;
  the Company’s compliance with legal and regulatory requirements;
  the qualifications, independence and performance of the Company’s external auditor;
  the Company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company’s external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company’s external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1.	The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2.

All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

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3.	No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4.	Meet with management and, where appropriate, the Company’s external auditor to review:

(i)

the annual audited financial statements, with the report of the Company’s external auditors, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(ii)	interim unaudited financial statements, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(iii)	financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

(iv)	financial information in annual information forms, and annual reports;

(v)	prospectuses;

(vi)	the report that the United States Securities and Exchange Commission requires be included in the Company’s annual proxy statement; and

(vii)	financial information in other public reports and public filings requiring approval by the Board.

5.

Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External auditor

6.

Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company’s external auditor retained for the purpose of preparing or issuing an audit report or related work.

7.

Review the performance and independence of the Company’s external auditor, including obtaining written confirmation from the Company’s external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company’s external auditor if circumstances warrant.

8.

Actively engage in dialogue with the Company’s external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company’s external auditor.

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9.

Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non-audit) to be provided by the Company’s external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10.	Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence.

11.	Review with the Company’s external auditor any problems or difficulties and management’s responses thereto.

12.	Oversee the resolution of disagreements between management and the Company’s external auditor if any such disagreement arises.

13.	Hold timely discussions with the Company’s external auditor regarding the following:

a)	All critical accounting policies and practices;

b)

All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company’s external auditor; and

c)	Other material written communications between the Company’s external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the Company’s external auditor describing:

a)	The Company’s external auditor’s internal quality-control procedures;

b)

Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company’s external auditor, and any steps taken to deal with such issues; and

c)	All relationships between the Company’s external auditor and the Company.

This report should be used to evaluate the Company’s external auditor’s qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company’s external auditor itself. The Committee should present its conclusions to the full board.

15.	Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company’s external auditor.

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Financial Reporting Processes, Accounting Policies and Internal Control Structure

16.	In consultation with the Company’s external auditor, review the integrity of the Company’s financial reporting processes.

17.

Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18.

Understand the scope of the Company’s external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19.

Receive and review any disclosure from the Company’s Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company’s quarterly and annual financial statements, regarding:

a)

significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

20.

Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

21.

Review analyses prepared by management and the Company’s external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22.	Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23.	Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24.

Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25.	Oversee, review, and periodically update the Company’s Code of Ethical Conduct and the Company’s system to monitor compliance with and enforce this code.

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26.	Review, with the Company’s counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements.

27.

Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

28.	Consider the risk of management’s ability to override the Company’s internal controls.

29.

Review with the Company’s external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30.	Review adequacy of security of information, information systems and recovery plans.

31.	Review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board.

Other Responsibilities

32.	Report regularly to the Board regarding the execution of the Committee’s duties and responsibilities, activities, any issues encountered and related recommendations.

33.	Discuss, with the Company’s external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34.	Conduct an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE

This Charter was approved and adopted by the Board on March 10, 2014 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.